Burns Philp

03 MAY 29 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely




03022513

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

6/18

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		**Nine months ended March 31,**	
	2002	**2003**	**2002**	**2003**
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,

HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		Nine months ended March 31,	
	2002	2003	2002	2003
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope
We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,

HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		Nine months ended March 31,	
	2002	2003	2002	2003
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

		Consolidated		Parent Entity	
	Notes	2002 $M	2001 $M	2002 $M	2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognised when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001
Freehold buildings	40 years	40 years
Leasehold land and buildings	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 2. Revenue From Ordinary Activities				
Revenues from operating activities				
Revenue from sale of goods	2,957.5	3,062.5	—	—
Revenues generated from investing activities				
Dividends received	0.8	2.8	209.2	116.6
Interest received — other corporations	12.7	4.7	1.7	1.7
Proceeds on sale of business	396.8	101.7	—	—
Proceeds on sale of non-current assets	44.3	35.4	—	—
Management fees received from controlled entities	—	—	7.1	8.9
Other operating revenue	7.6	12.9	—	—
Revenues generated from investing activities	462.2	157.5	218.0	127.2
Revenues generated from ordinary activities	3,419.7	3,220.0	218.0	127.2
Note 3. Expenses and Net Gains/(Losses)				
Operating profit from ordinary activities before income tax for the period includes the following items:				
(a) Expenses				
Depreciation of property, plant and equipment	108.2	119.1	—	—
Amortisation				
Goodwill	24.5	27.9	—	—
Other intangibles	6.3	6.2	—	—
Finance leases capitalized	0.1	0.1	—	—
Net amount provided for				
Diminution in the value of inventories	0.8	0.8	—	—
Employee entitlements	29.7	34.9	0.3	(0.1)
Bad and doubtful debts expense				
Trade debtors	4.2	6.3	—	—
Borrowing costs				
Other persons and corporations				
Interest and finance charges paid/payable	64.7	70.1	—	—
Less: amounts capitalized	—	(3.3)	—	—
Borrowing costs expensed	64.7	66.8	—	—
Research and development costs	20.9	28.0	—	—
Rent expense on operating leases	33.9	40.0	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
(b) Net gains/(losses)				
Net foreign exchange gains/(losses)				
Trading	1.0	1.0	—	—
Non trading	0.1	(0.4)	—	—
Net gain/(loss) on disposal of				
Property, plant and equipment	9.2	7.0	—	—
Investments and other non-current assets	5.8	1.6	—	—

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(c) Significant items				
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Exit of ingredients operations(i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	—	—	—	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation(ii)				
Revenue from sale of business	2.6	2.6	—	—
Book value of business sold	(4.0)	(0.7)	—	—
Gain on divestment	(1.4)	1.9	—	—
Write down in Asian operations				
Property, plant and equipment	—	—	(7.1)	(7.1)
Goodwill	—	—	(6.6)	(6.6)
Tax asset	—	—	—	(2.2)
Loss on write down	—	—	(13.7)	(15.9)
Provision against Bartter receivable (iii)	—	—	(35.3)	(23.3)
Rationalisation and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on the 23 August 1999 (Note 9).

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(d) **Significant items including rationalisation and restructuring have been included in the statement of financial performance as follows:**

	Notes	Consolidated 2002 $ Millions	2001 $ Millions
Revenue generated from investing activities			
Proceeds on sale of Germantown		197.4	—
Proceeds on sale of gelatin		190.7	—
Proceeds on sale of Starch		—	98.0
	3	388.1	98.0
Proceeds from sale of other businesses		8.7	3.7
Other revenue from investing activities		65.4	55.8
Total revenue generated from investing activities	2	462.2	157.5
Expenses relating to investing activities			
Book value Germantown		95.2	—
Book value gelatin		169.3	—
Book value Starch		—	84.0
	3	264.5	84.0
Book value of Asian operations	3	4.0	—
Book value of other businesses sold		6.1	2.1
Provision against Bartter receivable	3	—	35.3
Write down in Asian operations	3	—	13.7
Write down of gelatin business	3	32.5	37.7
Total expenses relating to investing activities		307.1	172.8
Marketing, selling and distribution expenses			
Rationalisation and restructuring costs	4	5.8	18.5
Other		601.0	614.6
Total marketing, selling and distribution expenses		606.8	633.1
Production expenses			
Rationalisation and restructuring costs	4	48.1	65.2
Administration expenses			
Rationalisation and restructuring costs	4	13.9	93.6
Other		259.3	300.3
Total administration expenses		273.2	393.9

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
Note 4. Rationalisation and Restructuring Costs				
Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Rationalisation and integration of Australian operations (i)	(60.3)	(43.2)	(102.6)	(68.0)
Rationalisation of Milling operations (ii)	—	—	(46.3)	(32.0)
Rationalisation and integration of NZ operations (iii)	(3.2)	(2.2)	(13.6)	(9.8)
Rationalisation of other operations and facilities (iv)	(4.3)	(6.6)	(14.8)	(11.9)
	(67.8)	(52.0)	(177.3)	(121.7)

Total rationalisation and restructuring costs have been allocated to the functions of administration, marketing, selling and distribution and other production expenses in the statement of financial performance.

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(i) Costs of implementing the Future Co strategies across all the Australian operations, including the rationalisation and integration of GF Consumer Foods and rationalisation of Baking Australia.				
These costs comprise:				
Redundancy costs	(25.4)		(27.6)	
Write down of property, plant and equipment	(25.3)		(39.9)	
Other costs	(9.6)		(35.1)	
	(60.3)		(102.6)	
(ii) Rationalisation of Milling operations in Australia and New				
Zealand — Project Jupiter.				
These costs comprise:				
Redundancy costs	—		(10.1)	
Write down of property, plant and equipment	—		(15.9)	
Associated IT asset write down	—		(16.5)	
Other costs (including relocation and consulting costs)	—		(3.8)	
	—		(46.3)	

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(iii) Costs of implementing the Future Co strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited.				
These costs comprise:				
Redundancy costs	(1.6)		(3.7)	
Write down of property, plant and equipment	(1.6)		(3.9)	
Other costs	—		(6.0)	
	(3.2)		(13.6)	
(iv) Costs incurred in rationalising other operations primarily focused on closure and amalgamation of sites.				
These costs comprise:				
Redundancy costs	(1.9)		(2.0)	
Write down of property, plant and equipment	(1.3)		(7.4)	
Other costs	(1.1)		(5.4)	
	(4.3)		(14.8)	

Note 5. Income Tax

(a) The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Operating profit (loss) before tax	224.1	(69.1)	215.5	125.7
Prima facie tax expense (benefit) at 30 per cent (2001 — 34 per cent)	67.2	(23.5)	64.7	42.7
Add tax effect of permanent differences which increase tax expense				
Overseas tax rate differential	3.1	0.2	—	—
Non-allowable amortisation and depreciation	9.1	11.8	—	—
Non-tax deductible expenses	2.3	1.8	—	—
Tax on repatriation of overseas dividends	2.0	0.1	1.2	0.5
Under provision in prior years	5.6	0.8	—	—
Non-deductible rationalisation costs and significant items	4.9	34.4	—	—
Other	4.1	5.7	9.2	—
	31.1	54.8	10.4	0.5

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (*Continued*)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Less tax effect of permanent differences which decrease tax expense				
Research and development tax concessions	3.3	5.4	—	—
Rebateable and non-taxable dividends	—	0.4	62.8	39.7
Non-taxable capital profits	21.6	9.8	—	—
Over provision in prior years	3.3	2.0	—	—
Utilisation of revenue losses/credits not previously recognised	1.4	—	—	—
Other	7.2	5.9	—	0.4
	36.8	23.5	62.8	40.1
Aggregate income tax expense	61.5	7.8	12.3	3.1
Deferred tax assets and liabilities				
Current tax provision	(5.2)	(5.8)	(10.9)	(2.6)
Deferred income tax liability	(83.5)	(88.3)	(2.4)	(2.4)
Future income tax benefit	95.8	127.7	0.3	0.4
(b) Income tax comprises				
Current year	60.6	9.0	12.3	3.1
Prior years	0.9	(1.2)	—	—
	61.5	7.8	12.3	3.1
(c) Future income tax benefits attributable to tax losses carried forward as an asset				
(Note 1)	6.0	12.1	—	—
Note 6. Current Assets — Receivables				
Trade debtors	270.0	379.7	—	—
Provision for doubtful debts	(9.0)	(11.6)	—	—
	261.0	368.1	—	—
Amounts owing by controlled entities (Note 34)			179.9	80.9
Loans to associated companies	11.9	12.5	—	—
Provision for doubtful loans	(11.9)	(12.5)	—	—
	—	—	179.9	80.9
Other debtors	17.2	28.0	—	32.3
	278.2	396.1	179.9	113.2

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Significant terms and conditions

Credit sales are generally on 30 day terms from date of statement.

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 7. Current Assets — Inventories				
Raw materials				
At cost	114.0	137.1	—	—
Provision for diminution	(1.5)	(2.9)	—	—
	112.5	134.2	—	—
Work in progress, at cost	10.5	16.1	—	—
Finished goods				
At cost	124.2	145.4	—	—
Provision for diminution	(3.4)	(2.3)	—	—
	120.8	143.1	—	—
Other inventory	10.4	8.5	—	—
	254.2	301.9	—	—
Note 8. Current Assets — Other				
Short-term deposits				
Cash equivalents	277.4	31.3	—	—
Other	2.2	1.0	—	—
Prepayments	15.0	17.2	—	—
Land and buildings identified for sale, at cost	6.3	1.4	—	—
Other	12.8	18.4	—	—
	313.7	69.3	—	—
Note 9. Non-Current Assets — Receivables				
Amounts owing by controlled entities (Note 34)	—	—	88.6	341.8
Other debtors	49.1	50.4	8.9	8.0
Provision for doubtful other debtors	(36.5)	(36.6)	—	—
	12.6	13.8	97.5	349.8

Included in other debtors is an amount of $35.3 million which represents vendor finance to Bartter Pty Ltd, provided on the sale of the Poultry operations on 23 August 1999. The vendor finance is an interest bearing debt repayable five and a half years after the date of the sale. This amount has been fully provided against.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 10. Non-Current Assets — Other Financial Assets				
Shares in controlled entities, at cost (Note 37)	—	—	1,173.0	1,234.0
Shares in associates — at equity accounted value (Note 36)	3.9	—	—	—
Shares in other corporations — not listed				
At cost	2.4	7.9	—	—
	6.3	7.9	1,173.0	1,234.0
Note 11. Non-Current Assets — Property, Plant and Equipment				
Freehold land and buildings				
At cost	355.4	429.2	—	—
Accumulated depreciation	(37.6)	(33.8)	—	—
Buildings under construction, at cost	3.9	10.2	—	—
	321.7	405.6	—	—
Leasehold land and buildings				
At cost	19.8	20.8	—	—
Accumulated amortisation	(3.1)	(2.8)	—	—
	16.7	18.0	—	—
Plant and equipment				
At cost	1,149.5	1,328.3	—	—
Accumulated depreciation	(718.1)	(765.2)	—	—
Plant and equipment under lease, at cost	0.5	0.6	—	—
Accumulated amortisation	(0.3)	(0.4)	—	—
Plant and equipment under construction, at cost	91.7	88.3	—	—
	523.3	651.6	—	—
Summary				
Property, plant and equipment, at cost	1,524.7	1,778.3	—	—
Under construction, at cost	95.6	98.5	—	—
Leased assets, at cost	0.5	0.6	—	—
Accumulated depreciation and amortisation	(759.1)	(802.2)	—	—
	861.7	1,075.2	—	—

Freehold and leasehold land and buildings are carried at the lower of cost or recoverable amount. Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Independent assessments of the market values, on an existing use basis where appropriate, of freehold and relevant leasehold land and buildings were undertaken in the prior period. The independent valuations were carried out during September and October 2000 by Jones Lang LaSalle. At the time of valuation, the total value attributed to assets included in the valuation was $410.4 million.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold land and buildings $M	Buildings under construction $M	Leasehold improvements $M	Plant and equipment $M	Leased plant and equipment $M	In course of construction $M	Total $M
Consolidated 2002							
Carrying amount at start of the period	395.4	10.2	18.0	563.1	0.2	88.3	1,075.2
Additions	7.2	2.9	0.3	36.6	—	53.0	100.0
Disposals	(9.5)	—	—	(12.6)	—	(6.2)	(28.3)
Disposals through sale of entities	(62.5)	—	—	(81.4)	—	(3.0)	(146.9)
Depreciation/amortisation expense	(11.6)	—	(0.7)	(96.0)	—	—	(108.3)
Recoverable amount write down	(2.4)	—	—	(22.8)	—	(1.2)	(26.4)
Transfers	(0.1)	(9.2)	—	42.8	—	(39.8)	(6.3)*
Other	1.3	—	(0.9)	1.7	—	0.6	2.7
Carrying amount at end of period	317.8	3.9	16.7	431.4	0.2	91.7	861.7

* Includes transfers to land and buildings identified for resale (refer Note 8).

	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Note 12. Non-Current Assets — Intangibles				
Goodwill — at cost	385.3	430.3	—	—
Accumulated amortisation	(121.8)	(122.6)	—	—
	263.5	307.7	—	—
Goodwill	74.0	74.0	—	—
Recoverable amount write down	(36.6)	(14.1)	—	—
Goodwill — at recoverable amount	37.4	59.9	—	—
Brand names, patents and trademarks, at cost	267.2	264.9	—	—
Accumulated amortisation	(47.3)	(38.5)	—	—
	219.9	226.4	—	—
	520.8	594.0	—	—
Note 13. Non-Current Assets — Other				
Expenditure carried forward	4.3	5.3	—	—
Note 14. Current Liabilities — Payables				
Trade creditors	376.8	337.6	4.5	0.4

Significant terms and conditions

Trade creditors are generally settled within 30 days.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 15. Current Liabilities — Interest Bearing Liabilities				
Secured				
Lease liabilities	—	0.1	—	—
	—	0.1	—	—
Unsecured				
Bank overdraft	1.8	0.6	—	—
Bank loans	174.9	56.5	—	—
	176.7	57.1	—	—
	176.7	57.2	—	—

Secured liabilities are principally secured by way of mortgages over leased assets.

Refer to Note 18(a) for details regarding classification of debt.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 16. Current Liabilities — Provisions				
Dividends	49.3	51.6	49.0	51.2
Employee entitlements	57.9	68.7	—	—
Other (primarily rationalisation and restructuring)	82.5	105.6	—	—
	189.7	225.9	49.0	51.2
Note 17. Non-Current Liabilities — Payables				
Other liabilities	0.7	0.6	—	—
Note 18. Non-Current Liabilities — Interest Bearing Liabilities				
Unsecured				
Bank loans	65.0	331.3	—	—
Other loans	353.7	395.5	—	—
Bills of exchange and promissory notes	—	35.8	—	—
Amounts owing to controlled entities (Note 34)			169.5	450.4
	418.7	762.6	169.5	450.4

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
(a) Current bank loans and borrowings are classified as non-current to the extent that unused non-current committed facilities are available to the economic entity.				
The total of non-current bank loans and other borrowings analysed as to maturity dates is as follows:				
Due later than:				
One year and not later than two	65.0	79.9	—	—
Two years and not later than five	70.7	287.7	—	—
Five years or more	283.0	395.0	—	—
	418.7	762.6	—	—

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 19. Non-Current Liabilities — Provisions				
Employee entitlements	32.5	36.2	—	—
Other	25.1	13.4	—	—
	57.6	49.6	—	—
Employee entitlement liabilities				
Current (Note 16)	57.9	68.7	—	—
Non-current (above)	32.5	36.2	—	—
Aggregate employee entitlement liabilities	90.4	104.9	—	—

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 20. Contributed Equity				
Paid up capital				
1,224,770,703(2001 — 1,281,600,146)				
Ordinary shares, fully paid	1,065,827	1,152,028	1,065,827	1,152,028

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Particulars of movements in issued Ordinary shares during the year

		Number Shares issued	Issue price $	$000
2002				
1.07.01	Opening balance	1,281,600,146		1,152,028
5.10.01	Dividend Reinvestment Plan — Final Dividend	2,940,083	1.27	3,740
12.4.02	Dividend Reinvestment Plan — Interim Dividend	1,637,316	1.49	2,450
Various	Shares bought back during the year	(62,106,842)	*	(93,497)
26.6.02	Options exercised	700,000	1.58	1,106
30.6.02	**Closing balance**	1,224,770,703		1,065,827

On the 27 November 2001, the Company commenced its on market program to buy back $100 million in shares. 62,106,842 shares have been bought back and cancelled in the period to 30 June 2002. This represents 5.1 per cent of total shares outstanding at 30 June 2002. The cost of acquisition being $93.5 million. On 21 June 2002 the buy back was extended to $200 million in shares.

* Prices at which shares were bought back ranged from $1.30 to $1.69. The average buy back price was $1.50.

		Number Shares issued	Issue price $	$000
2001				
1.07.00	Opening balance	1,276,368,958		1,146,257
6.10.00	Dividend Reinvestment Plan — Final Dividend	2,690,010	1.15	3,094
4.12.00	Issue of shares to D.L.G. Hearn	500,000	—	—
12.4.01	Dividend Reinvestment Plan — Interim Dividend	2,041,178	1.31	2,677
30.6.01	**Closing balance**	1,281,600,146		1,152,028

Particulars of options

	Consolidated 2002	Consolidated 2001
On issue at the end of the period(1)	30,931,400	33,967,000
Options exercised	700,000	—
Options lapsed(2)	7,335,600	4,193,000
Options granted		
— Employee Share Option Plan	—	1,950,000
— Shareholder approval(3)	5,000,000	—

(1) Each option is convertible into one fully paid Ordinary share in the capital of the parent entity upon exercise.

(2) Expired upon cessation of the holders' employment with the Company.

(3) 5,000,000 Options were issued to the Managing Director — Mr. T.P. Park on 16 November 2001. The issue was approved by shareholders at the Annual General Meeting held on the same day. The exercise price for 3,000,000 is $1.27. The exercise price for the remaining 2,000,000 is to be set on 16 November 2003. The expiry date of all 5,000,000 options is 10 years from the 2001 Annual General Meeting — namely 16 November 2011. Performance hurdles apply to all options. The right to exercise the 2,000,000 options or part

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

thereof will be determined in November 2003 after a performance review by the Board. On resignation, Mr. T.P. Park is entitled to options for which the available date has passed at the date of termination, provided performance hurdles have been met and exercise takes place within 30 days of termination.

The market price at issue date for options issued during the year was $1.34.

Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options on issue as at 30 June 2002

(a) **Options with performance hurdles yet to be achieved and whose first exercise dates have not been reached**

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	First exercise date	Performance hurdles yet to be achieved: Share price hurdle $	Performance hurdles yet to be achieved: Accumulation index
	1,000,000	1.27	16.11.11	16.11.01	16.11.03	1.70	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.04	1.90	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.05	2.10	na
	1,000,000(1)	—	16.11.11	16.11.01	16.11.04	(1)	na
	1,000,000(1)	—	16.11.11	16.11.01	16.11.05	(1)	na
1	5,000,000(1)						
	800,000	1.54	31.03.09	31.03.99	31.09.02	2.04	*
	800,000	1.54	31.03.09	31.03.99	31.09.03	2.24	*
4	1,600,000						
	100,000	1.26	19.07.10	10.10.00	10.04.03	**	*
	100,000	1.26	19.07.10	10.10.00	10.04.04	1.76	*
	100,000	1.26	19.07.10	10.10.00	10.04.05	1.96	*
1	300,000						
	100,000(2)	1.11	15.03.10	15.03.00	16.09.02	**	*
	100,000(3)	1.11	15.03.10	15.03.00	—		
	100,000(3)	1.11	15.03.10	15.03.00	—		
1	300,000						
	250,000	1.23	04.09.10	10.10.00	10.04.03	**	*
	250,000	1.23	04.09.10	10.10.00	10.04.04	1.73	*
	250,000	1.23	04.09.10	10.10.00	10.04.05	1.93	*
1	750,000						
	50,000	1.26	29.01.11	29.01.01	29.07.03	**	*
	50,000	1.26	29.01.11	29.01.01	29.07.04	1.76	*
	50,000	1.26	29.01.11	29.01.01	29.07.05	1.96	*
1	150,000						

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(b) Options with performance hurdles yet to be achieved but whose first exercise dates have been reached

					Performance hurdles yet to be achieved	
Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	Share price hurdle $	Accumulation index
1	6,000,000	1.30	31.03.04	16.11.95	**	*
1	1,000,000	1.76	04.12.06	04.12.98	2.06	*
1	1,340,000	1.47	15.11.02	14.11.97	**	*
4	650,000	1.54	31.03.09	31.03.99	1.84	*
	200,000	2.14	12.12.07	12.12.97	2.44	*
	200,000	2.14	12.12.07	12.12.97	2.64	*
	200,000	2.14	12.12.07	12.12.97	2.84	*
1	600,000					
2	1,125,000(4)	1.58	19.12.06	19.12.96	**	*
1	15,000	1.44	31.08.09	31.08.99	1.80	na

(c) Options with no remaining performance hurdles and whose first exercise dates have been reached

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date
45	2,285,000(5)	1.95	22.12.07	22.12.97
75	3,742,000(6)	2.10	22.12.08	22.12.98
4,606	4,584,400	2.39	31.03.08	31.03.98
1	1,000,000(7)	2.14	31.10.02	05.11.98
1	240,000(7)	1.76	31.10.02	14.12.98
1	250,000(7)	1.26	31.10.02	19.07.00
Total options on issue	30,931,400			

Shown as:	
Employee Share Plan options— Note 39(b)	17,591,400
Issued under Deeds approved by shareholders	13,340,000
Total options on issue	30,931,400

na: not applicable.

* Accumulation index to be achieved — refer notes following.
** Share price hurdle achieved.

Notes

General

Performance hurdles are in the form of a share price hurdle and, in many cases, the GMF growth in accumulation index outperforming the median of the growth in the accumulation indices of a basket of approximately 40 companies.

(1) Options issued to CEO (Mr. T.P. Park). The market price at the time of appointment was $1.27. The exercise price of tranches 4 and 5 will be the market price determined at 16 November 2003 and the share price hurdles will be the exercise price plus 30 cents and the exercise price plus 50 cents respectively.

(2) Options exercised subsequent to year end following passing of all hurdles.

(3) Options lapsed following termination subsequent to year end.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(4) Includes 750,000 options which lapsed subsequent to year end.

(5) Options issued (with time hurdles) following GMF accumulation index growth for 1997 outperforming the median growth figure of a basket of approximately 40 companies. Includes 480,500 options which lapsed subsequent to year end.

(6) Options issued (with time hurdles) following GMF accumulation index growth for 1998 outperforming the median growth figure of a basket of approximately 40 companies. Includes 1,095,000 options which lapsed subsequent to year end.

(7) Options issued with time and performance hurdles. Time hurdles have been achieved and performance hurdles have fallen away due to redundancy.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 21. Reserves And Retained Profits Composition of reserves				
General	0.3	0.3	—	—
Capital profits	2.9	2.9	—	—
Asset revaluation	5.8	5.8	1.4	1.4
Exchange fluctuation	(34.3)	(9.8)	—	—
	(25.3)	(0.8)	1.4	1.4
Material movements in reserves and retained profits				
Exchange fluctuation				
Balance at 1 July	(9.8)	(24.4)		
Movement on translation after applicable income tax	(22.9)	13.8	—	—
Transfer to retained profits on sale of business	(1.6)	0.8	—	—
Balance at end	(34.3)	(9.8)	—	—
Retained profits				
Balance at 1 July	(24.6)	150.5	37.1	10.5
Net profit attributable to members of the parent entity	162.4	(78.3)	203.2	122.6
Transfer from reserve on sale of business	1.6	(0.8)	—	—
Total available for appropriation	139.4	71.4	240.3	133.1
Dividends paid and provided (Note 23)	(93.0)	(96.0)	(93.0)	(96.0)
Balance at end	46.4	(24.6)	147.3	37.1

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 22. Outside Equity Interests				
Outside equity interests in controlled entities comprises:				
Share capital	5.8	4.9		
Reserves	—	0.6		
Retained profits	2.7	4.6		
	8.5	10.1		
Note 23. Dividends Paid or Provided Ordinary				
Paid	44.0	44.8	44.0	44.8
Provided for	49.0	51.2	49.0	51.2
	93.0	96.0	93.0	96.0

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(a) The dividend on Ordinary shares of 3.5 cents per share paid on 10 April 2002 was franked to 50 per cent. The proposed dividend of 4.0 cents (2001 — 4.0 cents) per share will be franked to 50 per cent (2001 — 50 per cent). The tax rate at which the dividends will be franked is 30 per cent. The proposed dividend is expected to be paid on 4 October 2002.

(b) There are no material franking credits available at balance date in respect of distributable reserves of the economic entity (2001 — not material).

(c) The parent entity has a balance in its Foreign Dividend Account of $76.2 million (2001 — $61.1 million). 50 per cent of the dividend declared will be paid from this account.

Note 24. Earnings Per Share (cents)

	Consolidated	
	2002	2001
Basic earnings per share after significant items	12.8	(6.0)
Diluted earnings per share after significant items	12.8	(6.0)
Basic earnings per share before significant items	10.5	9.3
Diluted earnings per share before significant items	10.5	9.3

	Consolidated	
	2002 Million	2001 Million
Weighted average number of Ordinary shares used as the denominator		
Weighted average number of Ordinary shares used as the denominator in calculating basic earnings per share	1,265.5	1,279.1
Effect of dilutive securities		
Potential Ordinary shares	1.1	0.1
Weighted average number of Ordinary shares used as the denominator in calculating diluted earnings per share	1,266.6	1,279.2

	Consolidated	
	2002 A$ Millions	2001 A$ Millions
The following represents the income data used in the calculations of basic and diluted earnings per share		
Net profit (loss) from ordinary activities attributable to members of the parent entity	162.4	(78.3)
Adjusted for outside equity interests	0.2	1.4
Earnings used in calculating basic and diluted earnings per share	162.6	(76.9)

Information concerning the classification of securities

Options

Options issued to executives are considered to be potential Ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in Note 20.

In the period between 30 June 2002 and date of signing the financial statements 12,239,701 shares have been bought back as part of the share buy back scheme.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Note 25. Directors' Remuneration				
Income paid or payable, or otherwise made available to Directors of the economic entity and the parent entity, from entities in the economic entity and related entities.				
Executive Directors	22,730	20,202	6,888	2,431
Non-executive Directors	961	861	883	796
Total	23,691	21,063	7,771	3,227

The number of Directors of the parent entity whose income including retirement accrual or redundancy payments from entities in the economic entity and related entities falls within the following bands:

$000	Parent Entity Number 2002	2001
30 - 40	—	1
70 - 80	2	1
80 - 90	1	1
100 - 110	1	—
110 - 120	1	1
120 - 130	2	—
130 - 140	—	1
140 - 150	—	1
170 - 180	1	—
200 - 210	—	1
870 - 880	—	1
1,540 - 1,550	1	—
1,550 - 1,560	—	1
2,150 - 2,160	1*	—
3,180 - 3,190	1*	—

* Including retiring and or redundancy payments.

Details of options granted to and exercised by executive Directors are set out in Note 20.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Note 26. Executives' Remuneration				
Amounts received or due and receivable by executive officers of the economic entity and the parent entity (including Directors) whose remuneration including retirement and or redundancy payments is $100,000 or more, from entities in the economic entity and related entities.				
Fixed remuneration	26,463	30,898		
Other*	21,566	4,843		
Total	48,029	35,741	—	—

* Comprises retirement, redundancy, retention and incentives.

The number of executive officers of the economic entity (including Directors) whose income from entities in the economic entity and related entities falls within the following bands:

$000	Consolidated Number 2002	2001
100 - 110	1	4*
350 - 360	3	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

$000	Consolidated Number 2002	2001
110 - 120	2	6
120 - 130	1	12*
130 - 140	5	5
140 - 150	4	11*
150 - 160	3	13*
160 - 170	6	9*
170 - 180	4	4*
180 - 190	4	6
190 - 200	4	3
200 - 210	2	9
210 - 220	3*	5*
220 - 230	3	5*
230 - 240	2	8
240 - 250	3*	5
250 - 260	—	2
260 - 270	—	4*
270 - 280	1	2
280 - 290	3*	6
290 - 300	6	—
300 - 310	1	2*
310 - 320	2	2
320 - 330	1	3*
330 - 340	2	—
340 - 350	2	1

$000	Consolidated Number 2002	2001
360 - 370	2	—
370 - 380	1	—
380 - 390	2	1
390 - 400	3	1
400 - 410	2	—
410 - 420	4	—
420 - 430	—	2
430 - 440	2	—
440 - 450	2*	—
450 - 460	3	—
460 - 470	3	—
470 - 480	1	—
490 - 500	2*	—
530 - 540	1	—
540 - 550	—	1*
550 - 560	2*	—
560 - 570	2*	—
620 - 630	1*	—
630 - 640	1	—
640 - 650	1	—
650 - 660	—	1*
660 - 670	—	1*
700 - 710	—	1
730 - 740	—	1

$000	Consolidated Number 2002	2001
740 - 750	2*	—
760 - 770	1*	—
810 - 820	1*	—
860 - 870	—	1*
870 - 880	—	1
880 - 890	1	—
930 - 940	—	1*
1,020 - 1,030	1	—

$000	Consolidated Number 2002	2001
1,050 - 1,060	1	1*
1,160 - 1,170	1	1*
1,320 - 1,340	1	—
1,460 - 1,470	1	—
1,540 - 1,550	1	—
1,550 - 1,560	—	1
2,150 - 2,160	1*	—
3,180 - 3,190	1*	—

* Including retiring and or redundancy payments.

The Short-Term and Long-Term Incentives are reflected in the above bandings. In addition options issued to executives are detailed in Note 20.

Note 27. Auditors' Remuneration

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Amounts received, or due and receivable by the Auditors for:				
Auditing and reviewing the financial statements of the parent entity, economic entity and each of its controlled entities				
Ernst & Young (Australia)	783	799	10	10
Ernst & Young (International)	413	727	—	—
Other Auditors	106	99	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
	1,302	1,625	10	10
Other services				
Ernst & Young (Australia)	640	262	—	—
Ernst & Young (International)	545	349	—	—
	1,185	611	—	—
Total amounts received, or due and receivable, by the Auditors	2,487	2,236	10	10
Other services comprise:				
Audit-related services				
Ingredients completion audits	698	—	—	—
Other projects	277	245	—	—
Consulting	—	196	—	—
	975	441	—	—
Tax compliance services	210	170	—	—
	1,185	611	—	—

Note 28. Financial Instrument Disclosures

(a) Derivative financial instruments

Objectives and Significant Terms and Conditions

Interest rate swaps

The economic entity has entered into interest rate swap contracts that, on a net basis, entitle it to receive interest at floating rates on notional principal amounts and oblige it to pay interest at fixed interest rates. At specified intervals the economic entity will pay to or receive from counterparties the difference between the fixed and floating rate interest amounts calculated on the notional principal amount.

At 30 June 2002 the interest rates attaching to outstanding contracts are as follows:

AUD contracts	Fixed at 5.89 per cent	Floating rates are 4.58 per cent
NZD contracts	Fixed at 7.05 per cent	Floating rates are 5.56 per cent to 5.92 per cent
USD contracts	Fixed at 5.78 per cent	Floating rates are 5.60 per cent to 5.98 per cent

The remaining notional principal amounts of these contracts at balance date is, for USD contracts, net US$150 million and, for NZD contracts, NZ$280 million, and AUD contracts A$30 million. These contracts mature within eight years from balance date.

Forward foreign exchange contracts

The economic entity enters into forward foreign exchange contracts to buy and sell specified amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts hedge certain foreign currency denominated transactions and the net assets of foreign controlled entities. The economic entity has a policy of entering into forward foreign exchange contracts to minimise the volatility in shareholder equity attributable to foreign exchange movements.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

At balance date, the details of material outstanding contracts are (Australian dollar equivalents):

	Face Value ($M)		Average Exchange Rate	
	2002	2001	2002	2001
Buy US dollars, sell Australian dollars	261.5	258.4	0.5438	0.5124
Buy US dollars, sell New Zealand dollars	83.4	—	0.4850	—
Buy US dollars, sell New Taiwan dollars	—	15.1	—	34.82
Sell US dollars, buy New Zealand dollars	—	137.0	—	0.4131
Sell US dollars, buy EURO	11.1	—	0.9431	—

All of these contracts mature within 6 months of balance date.

At balance date foreign exchange contracts were in place resulting in cover of approximately 50.76 per cent (2001—53.2 per cent) of the 12 month forward requirements of the economic entity. All material overseas net assets are hedged as outlined in Note 1.

The net deferred loss on hedges as at balance date of $9.2 million (2001—$0.4 million deferred gain) will be recognised in the measurement of the underlying transaction as outlined in Note 1.

Commodity contracts

The economic entity enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the physical requirements of the commodities needed by the economic entity. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The economic entity covers its commodity price risk exposure within limits granted by the Board of Directors.

At 30 June 2002 outstanding contracts have a face value of $9.1 million (2001—$15.7 million), with various maturities between balance date and June 2003.

The net gain deferred on commodity contracts in the balance sheet at 30 June 2002 was $1.7 million (2001—$1.5 million deferred loss). This amount will be recognised in the statement of performance within the next 18 months.

(b) Interest rate risk

The economic entity spreads its interest rate risk across a one to five-year yield curve in order to ensure that the economic entity is not locked into a particular interest rate regime for too long a period, except to the extent that specific departures are approved by the Board, to enable the economic entity to take advantage of low interest rate opportunities in the longer term. Derivative foreign financial instruments are taken into account in determining interest rate risk.

The economic entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial assets and liabilities at balance date are shown in the table on the next page. The effective interest rates shown are a function of the mix of the currencies of the assets and liabilities to which they relate.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Weighted Average effective interest rate per cent	Floating Interest rate $M	Fixed interest rate maturities: 1 year or less $M	1 to 5 years $M	More than 5 years $M	Non-interest bearing $M	Total $M
30 June 2002							
Assets							
Cash and cash equivalents (Note 35(b))	3.6	304.2	—	—	—	34.5	338.7
Trade debtors	—	—	—	—	—	261.0	261.0
Other debtors	—	—	—	—	—	29.8	29.8
Other current assets	—	—	—	—	—	12.8	12.8
Short term deposits — other	1.4	2.2	—	—	—	—	2.2
Investments	—	—	—	—	—	6.3	6.3
Forward foreign exchange contracts	1.6	196.7	—	—	—	—	196.7
Interest rate swaps	5.7	272.7	—	70.8	194.5	—	538.0
Total financial assets		775.8	—	70.8	194.5	344.4	1,385.5
Liabilities							
Trade accounts payable	—	—	—	—	—	376.8	376.8
Other accounts payable	—	—	—	—	—	0.7	0.7
Bills of exchange and promissory notes	—	—	—	—	—	—	—
Bank loans	6.0	239.9	—	—	—	—	239.9
Other loans	7.2	—	—	70.7	283.0	—	353.7
Dividends payable	—	—	—	—	—	49.3	49.3
Other provisions	—	—	—	—	—	107.6	107.6
Forward foreign exchange contracts	5.6	196.7	—	—	—	—	196.7
Interest rate swaps	4.5	265.3	147.0	125.7	—	—	538.0
Total financial liabilities		701.9	147.0	196.4	283.0	534.4	1,862.7
Net financial assets (liabilities)		73.9	(147.0)	(125.6)	(88.5)	(190.0)	(477.2)

	Weighted Average effective interest rate per cent	Floating Interest rate $M	Fixed interest rate maturities: 1 year or less $M	1 to 5 years $M	More than 5 years $M	Non-interest bearing $M	Total $M
30 June 2002							
Assets							
Cash and cash equivalents (Note 35(b))	3.6	71.7	-	-	-	34.8	106.5
Trade debtors	-	-	-	-	-	368.1	368.1
Other debtors	-	-	-	-	-	41.8	41.8
Other current assets	-	-	-	-	-	18.4	18.4
Short term deposits — other	4.9	1.0	-	-	-	-	1.0
Investments	-	-	-	-	-	7.9	7.9
Forward foreign exchange contracts	5.4	224.7	-	-	-	-	224.7
Interest rate swaps	5.5	463.7	-	-	98.8	-	562.5
Total financial assets		761.1	-	-	98.8	471.0	1,330.9

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Weighted Average effective interest rate per cent	Floating Interest rate $M	Fixed interest rate maturities			Non-interest bearing $M	Total $M
			1 year or less $M	1 to 5 years $M	More than 5 years $M		
Liabilities							
Trade accounts payable	-	-	-	-	-	337.6	337.6
Other accounts payable	-	-	-	-	-	0.6	0.6
Bills of exchange and promissory notes	6.3	35.8	-	-	-	-	35.8
Bank loans	6.4	387.8	-	-	-	-	387.8
Other loans	7.2	0.5	-	-	395.0	-	395.5
Dividends payable	-	-	-	-	-	51.6	51.6
Other provisions	-	-	-	-	-	119.0	119.0
Forward foreign exchange contracts	5.5	224.7	-	-	-	-	224.7
Interest rate swaps	6.0	98.8	124.0	339.7	-	-	562.5
Total financial liabilities		747.6	124.0	339.7	395.0	508.8	2,115.1
Net financial assets (liabilities)		13.5	(124.0)	(339.7)	(296.2)	(37.8)	(784.2)

(c) Credit risk

All financial assets are unsecured. The carrying amounts of financial assets, other than derivatives, included in the consolidated statement of financial position, therefore represents the economic entity's maximum exposure to credit risk in relation to these assets.

The credit exposure of derivative financial instruments is represented by the net fair value of the contracts, as disclosed below.

Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

Concentration of credit risk

The economic entity does not have any significant exposure to any individual customer or counterparty.

Credit risk that arises from the economic entity's trade receivables is concentrated in the manufacturing and retail industries. Credit risk concentrations by location as a percentage of the total receivables from customers are:

	Consolidated	
	2002 per cent	2001 per cent
Australia	66.0	62.0
New Zealand	19.0	12.9
Other	15.0	25.1

Other includes PNG, South Pacific, Asia and North and South America.



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		**Nine months ended March 31,**	
	2002	**2003**	**2002**	**2003**
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope
We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognised when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001
Freehold buildings	40 years	40 years
Leasehold land and buildings	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 2. Revenue From Ordinary Activities				
Revenues from operating activities				
Revenue from sale of goods	2,957.5	3,062.5	—	—
Revenues generated from investing activities				
Dividends received	0.8	2.8	209.2	116.6
Interest received — other corporations	12.7	4.7	1.7	1.7
Proceeds on sale of business	396.8	101.7	—	—
Proceeds on sale of non-current assets	44.3	35.4	—	—
Management fees received from controlled entities	—	—	7.1	8.9
Other operating revenue	7.6	12.9	—	—
Revenues generated from investing activities	462.2	157.5	218.0	127.2
Revenues generated from ordinary activities	3,419.7	3,220.0	218.0	127.2
Note 3. Expenses and Net Gains/(Losses)				
Operating profit from ordinary activities before income tax for the period includes the following items:				
(a) **Expenses**				
Depreciation of property, plant and equipment	108.2	119.1	—	—
Amortisation				
Goodwill	24.5	27.9	—	—
Other intangibles	6.3	6.2	—	—
Finance leases capitalized	0.1	0.1	—	—
Net amount provided for				
Diminution in the value of inventories	0.8	0.8	—	—
Employee entitlements	29.7	34.9	0.3	(0.1)
Bad and doubtful debts expense				
Trade debtors	4.2	6.3	—	—
Borrowing costs				
Other persons and corporations				
Interest and finance charges paid/payable	64.7	70.1	—	—
Less: amounts capitalized	—	(3.3)	—	—
Borrowing costs expensed	64.7	66.8	—	—
Research and development costs	20.9	28.0	—	—
Rent expense on operating leases	33.9	40.0	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
(b) Net gains/(losses)				
Net foreign exchange gains/(losses)				
Trading	1.0	1.0	—	—
Non trading	0.1	(0.4)	—	—
Net gain/(loss) on disposal of				
Property, plant and equipment	9.2	7.0	—	—
Investments and other non-current assets	5.8	1.6	—	—

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(c) Significant items				
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Exit of ingredients operations(i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	—	—	—	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation(ii)				
Revenue from sale of business	2.6	2.6	—	—
Book value of business sold	(4.0)	(0.7)	—	—
Gain on divestment	(1.4)	1.9	—	—
Write down in Asian operations				
Property, plant and equipment	—	—	(7.1)	(7.1)
Goodwill	—	—	(6.6)	(6.6)
Tax asset	—	—	—	(2.2)
Loss on write down	—	—	(13.7)	(15.9)
Provision against Bartter receivable (iii)	—	—	(35.3)	(23.3)
Rationalisation and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on the 23 August 1999 (Note 9).

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(d) **Significant items including rationalisation and restructuring have been included in the statement of financial performance as follows:**

	Notes	Consolidated 2002 $ Millions	Consolidated 2001 $ Millions
Revenue generated from investing activities			
Proceeds on sale of Germantown		197.4	—
Proceeds on sale of gelatin		190.7	—
Proceeds on sale of Starch		—	98.0
	3	388.1	98.0
Proceeds from sale of other businesses		8.7	3.7
Other revenue from investing activities		65.4	55.8
Total revenue generated from investing activities	2	462.2	157.5
Expenses relating to investing activities			
Book value Germantown		95.2	—
Book value gelatin		169.3	—
Book value Starch		—	84.0
	3	264.5	84.0
Book value of Asian operations	3	4.0	—
Book value of other businesses sold		6.1	2.1
Provision against Bartter receivable	3	—	35.3
Write down in Asian operations	3	—	13.7
Write down of gelatin business	3	32.5	37.7
Total expenses relating to investing activities		307.1	172.8
Marketing, selling and distribution expenses			
Rationalisation and restructuring costs	4	5.8	18.5
Other		601.0	614.6
Total marketing, selling and distribution expenses		606.8	633.1

Production expenses



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 6391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

		Consolidated		Parent Entity	
	Notes $M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

		Consolidated		Parent Entity	
	Notes	2002 $M	2001 $M	2002 $M	2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognised when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001
Freehold buildings	40 years	40 years
Leasehold land and buildings	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 2. Revenue From Ordinary Activities				
Revenues from operating activities				
Revenue from sale of goods	2,957.5	3,062.5	—	—
Revenues generated from investing activities				
Dividends received	0.8	2.8	209.2	116.6
Interest received — other corporations	12.7	4.7	1.7	1.7
Proceeds on sale of business	396.8	101.7	—	—
Proceeds on sale of non-current assets	44.3	35.4	—	—
Management fees received from controlled entities	—	—	7.1	8.9
Other operating revenue	7.6	12.9	—	—
Revenues generated from investing activities	462.2	157.5	218.0	127.2
Revenues generated from ordinary activities	3,419.7	3,220.0	218.0	127.2
Note 3. Expenses and Net Gains/(Losses)				
Operating profit from ordinary activities before income tax for the period includes the following items:				
(a) Expenses				
Depreciation of property, plant and equipment	108.2	119.1	—	—
Amortisation				
Goodwill	24.5	27.9	—	—
Other intangibles	6.3	6.2	—	—
Finance leases capitalized	0.1	0.1	—	—
Net amount provided for				
Diminution in the value of inventories	0.8	0.8	—	—
Employee entitlements	29.7	34.9	0.3	(0.1)
Bad and doubtful debts expense				
Trade debtors	4.2	6.3	—	—
Borrowing costs				
Other persons and corporations				
Interest and finance charges paid/payable	64.7	70.1	—	—
Less: amounts capitalized	—	(3.3)	—	—
Borrowing costs expensed	64.7	66.8	—	—
Research and development costs	20.9	28.0	—	—
Rent expense on operating leases	33.9	40.0	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
(b) Net gains/(losses)				
Net foreign exchange gains/(losses)				
Trading	1.0	1.0	—	—
Non trading	0.1	(0.4)	—	—
Net gain/(loss) on disposal of				
Property, plant and equipment	9.2	7.0	—	—
Investments and other non-current assets	5.8	1.6	—	—

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(c) Significant items				
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Exit of ingredients operations(i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	—	—	—	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation(ii)				
Revenue from sale of business	2.6	2.6	—	—
Book value of business sold	(4.0)	(0.7)	—	—
Gain on divestment	(1.4)	1.9	—	—
Write down in Asian operations				
Property, plant and equipment	—	—	(7.1)	(7.1)
Goodwill	—	—	(6.6)	(6.6)
Tax asset	—	—	—	(2.2)
Loss on write down	—	—	(13.7)	(15.9)
Provision against Bartter receivable (iii)	—	—	(35.3)	(23.3)
Rationalisation and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on the 23 August 1999 (Note 9).

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(d) **Significant items including rationalisation and restructuring have been included in the statement of financial performance as follows:**

	Notes	Consolidated 2002 $ Millions	2001 $ Millions
Revenue generated from investing activities			
Proceeds on sale of Germantown		197.4	—
Proceeds on sale of gelatin		190.7	—
Proceeds on sale of Starch		—	98.0
	3	388.1	98.0
Proceeds from sale of other businesses		8.7	3.7
Other revenue from investing activities		65.4	55.8
Total revenue generated from investing activities	2	462.2	157.5
Expenses relating to investing activities			
Book value Germantown		95.2	—
Book value gelatin		169.3	—
Book value Starch		—	84.0
	3	264.5	84.0
Book value of Asian operations	3	4.0	—
Book value of other businesses sold		6.1	2.1
Provision against Bartter receivable	3	—	35.3
Write down in Asian operations	3	—	13.7
Write down of gelatin business	3	32.5	37.7
Total expenses relating to investing activities		307.1	172.8
Marketing, selling and distribution expenses			
Rationalisation and restructuring costs	4	5.8	18.5
Other		601.0	614.6
Total marketing, selling and distribution expenses		606.8	633.1
Production expenses			
Rationalisation and restructuring costs	4	48.1	65.2
Administration expenses			
Rationalisation and restructuring costs	4	13.9	93.6
Other		259.3	300.3
Total administration expenses		273.2	393.9

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
Note 4. Rationalisation and Restructuring Costs				
Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Rationalisation and integration of Australian operations (i)	(60.3)	(43.2)	(102.6)	(68.0)
Rationalisation of Milling operations (ii)	—	—	(46.3)	(32.0)
Rationalisation and integration of NZ operations (iii)	(3.2)	(2.2)	(13.6)	(9.8)
Rationalisation of other operations and facilities (iv)	(4.3)	(6.6)	(14.8)	(11.9)
	(67.8)	(52.0)	(177.3)	(121.7)

Total rationalisation and restructuring costs have been allocated to the functions of administration, marketing, selling and distribution and other production expenses in the statement of financial performance.

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(i) Costs of implementing the Future Co strategies across all the Australian operations, including the rationalisation and integration of GF Consumer Foods and rationalisation of Baking Australia.				
These costs comprise:				
Redundancy costs	(25.4)		(27.6)	
Write down of property, plant and equipment	(25.3)		(39.9)	
Other costs	(9.6)		(35.1)	
	(60.3)		(102.6)	
(ii) Rationalisation of Milling operations in Australia and New				
Zealand — Project Jupiter.				
These costs comprise:				
Redundancy costs	—		(10.1)	
Write down of property, plant and equipment	—		(15.9)	
Associated IT asset write down	—		(16.5)	
Other costs (including relocation and consulting costs)	—		(3.8)	
	—		(46.3)	

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(iii) Costs of implementing the Future Co strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited.				
These costs comprise:				
Redundancy costs	(1.6)		(3.7)	
Write down of property, plant and equipment	(1.6)		(3.9)	
Other costs	—		(6.0)	
	(3.2)		(13.6)	
(iv) Costs incurred in rationalising other operations primarily focused on closure and amalgamation of sites.				
These costs comprise:				
Redundancy costs	(1.9)		(2.0)	
Write down of property, plant and equipment	(1.3)		(7.4)	
Other costs	(1.1)		(5.4)	
	(4.3)		(14.8)	

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 5. Income Tax				
(a) The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:				
Operating profit (loss) before tax	224.1	(69.1)	215.5	125.7
Prima facie tax expense (benefit) at 30 per cent (2001 — 34 per cent)	67.2	(23.5)	64.7	42.7
Add tax effect of permanent differences which increase tax expense				
Overseas tax rate differential	3.1	0.2	—	—
Non-allowable amortisation and depreciation	9.1	11.8	—	—
Non-tax deductible expenses	2.3	1.8	—	—
Tax on repatriation of overseas dividends	2.0	0.1	1.2	0.5
Under provision in prior years	5.6	0.8	—	—
Non-deductible rationalisation costs and significant items	4.9	34.4	—	—
Other	4.1	5.7	9.2	—


Burns
Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		**Nine months ended March 31,**	
	2002	**2003**	**2002**	**2003**
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope
We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognised when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001
Freehold buildings	40 years	40 years
Leasehold land and buildings	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 2. Revenue From Ordinary Activities				
Revenues from operating activities				
Revenue from sale of goods	2,957.5	3,062.5	—	—
Revenues generated from investing activities				
Dividends received	0.8	2.8	209.2	116.6
Interest received — other corporations	12.7	4.7	1.7	1.7
Proceeds on sale of business	396.8	101.7	—	—
Proceeds on sale of non-current assets	44.3	35.4	—	—
Management fees received from controlled entities	—	—	7.1	8.9
Other operating revenue	7.6	12.9	—	—
Revenues generated from investing activities	462.2	157.5	218.0	127.2
Revenues generated from ordinary activities	3,419.7	3,220.0	218.0	127.2
Note 3. Expenses and Net Gains/(Losses)				
Operating profit from ordinary activities before income tax for the period includes the following items:				
(a) **Expenses**				
Depreciation of property, plant and equipment	108.2	119.1	—	—
Amortisation				
Goodwill	24.5	27.9	—	—
Other intangibles	6.3	6.2	—	—
Finance leases capitalized	0.1	0.1	—	—
Net amount provided for				
Diminution in the value of inventories	0.8	0.8	—	—
Employee entitlements	29.7	34.9	0.3	(0.1)
Bad and doubtful debts expense				
Trade debtors	4.2	6.3	—	—
Borrowing costs				
Other persons and corporations				
Interest and finance charges paid/payable	64.7	70.1	—	—
Less: amounts capitalized	—	(3.3)	—	—
Borrowing costs expensed	64.7	66.8	—	—
Research and development costs	20.9	28.0	—	—
Rent expense on operating leases	33.9	40.0	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
(b) Net gains/(losses)				
Net foreign exchange gains/(losses)				
Trading	1.0	1.0	—	—
Non trading	0.1	(0.4)	—	—
Net gain/(loss) on disposal of				
Property, plant and equipment	9.2	7.0	—	—
Investments and other non-current assets	5.8	1.6	—	—

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(c) Significant items				
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Exit of ingredients operations(i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	—	—	—	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation(ii)				
Revenue from sale of business	2.6	2.6	—	—
Book value of business sold	(4.0)	(0.7)	—	—
Gain on divestment	(1.4)	1.9	—	—
Write down in Asian operations				
Property, plant and equipment	—	—	(7.1)	(7.1)
Goodwill	—	—	(6.6)	(6.6)
Tax asset	—	—	—	(2.2)
Loss on write down	—	—	(13.7)	(15.9)
Provision against Bartter receivable (iii)	—	—	(35.3)	(23.3)
Rationalisation and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on the 23 August 1999 (Note 9).

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(d) **Significant items including rationalisation and restructuring have been included in the statement of financial performance as follows:**

	Notes	Consolidated 2002 $ Millions	2001 $ Millions
Revenue generated from investing activities			
Proceeds on sale of Germantown		197.4	—
Proceeds on sale of gelatin		190.7	—
Proceeds on sale of Starch		—	98.0
	3	388.1	98.0
Proceeds from sale of other businesses		8.7	3.7
Other revenue from investing activities		65.4	55.8
Total revenue generated from investing activities	2	462.2	157.5
Expenses relating to investing activities			
Book value Germantown		95.2	—
Book value gelatin		169.3	—
Book value Starch		—	84.0
	3	264.5	84.0
Book value of Asian operations	3	4.0	—
Book value of other businesses sold		6.1	2.1
Provision against Bartter receivable	3	—	35.3
Write down in Asian operations	3	—	13.7
Write down of gelatin business	3	32.5	37.7
Total expenses relating to investing activities		307.1	172.8
Marketing, selling and distribution expenses			
Rationalisation and restructuring costs	4	5.8	18.5
Other		601.0	614.6
Total marketing, selling and distribution expenses		606.8	633.1
Production expenses			
Rationalisation and restructuring costs	4	48.1	65.2
Administration expenses			
Rationalisation and restructuring costs	4	13.9	93.6
Other		259.3	300.3
Total administration expenses		273.2	393.9

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
Note 4. Rationalisation and Restructuring Costs				
Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Rationalisation and integration of Australian operations (i)	(60.3)	(43.2)	(102.6)	(68.0)
Rationalisation of Milling operations (ii)	—	—	(46.3)	(32.0)
Rationalisation and integration of NZ operations (iii)	(3.2)	(2.2)	(13.6)	(9.8)
Rationalisation of other operations and facilities (iv)	(4.3)	(6.6)	(14.8)	(11.9)
	(67.8)	(52.0)	(177.3)	(121.7)

Total rationalisation and restructuring costs have been allocated to the functions of administration, marketing, selling and distribution and other production expenses in the statement of financial performance.

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(i) Costs of implementing the Future Co strategies across all the Australian operations, including the rationalisation and integration of GF Consumer Foods and rationalisation of Baking Australia.				
These costs comprise:				
Redundancy costs	(25.4)		(27.6)	
Write down of property, plant and equipment	(25.3)		(39.9)	
Other costs	(9.6)		(35.1)	
	(60.3)		(102.6)	
(ii) Rationalisation of Milling operations in Australia and New				
Zealand — Project Jupiter.				
These costs comprise:				
Redundancy costs	—		(10.1)	
Write down of property, plant and equipment	—		(15.9)	
Associated IT asset write down	—		(16.5)	
Other costs (including relocation and consulting costs)	—		(3.8)	
	—		(46.3)	

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(iii) Costs of implementing the Future Co strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited.				
These costs comprise:				
Redundancy costs	(1.6)		(3.7)	
Write down of property, plant and equipment	(1.6)		(3.9)	
Other costs	—		(6.0)	
	(3.2)		(13.6)	
(iv) Costs incurred in rationalising other operations primarily focused on closure and amalgamation of sites.				
These costs comprise:				
Redundancy costs	(1.9)		(2.0)	
Write down of property, plant and equipment	(1.3)		(7.4)	
Other costs	(1.1)		(5.4)	
	(4.3)		(14.8)	

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 5. Income Tax				
(a) The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:				
Operating profit (loss) before tax	224.1	(69.1)	215.5	125.7
Prima facie tax expense (benefit) at 30 per cent (2001 — 34 per cent)	67.2	(23.5)	64.7	42.7
Add tax effect of permanent differences which increase tax expense				
Overseas tax rate differential	3.1	0.2	—	—
Non-allowable amortisation and depreciation	9.1	11.8	—	—
Non-tax deductible expenses	2.3	1.8	—	—
Tax on repatriation of overseas dividends	2.0	0.1	1.2	0.5
Under provision in prior years	5.6	0.8	—	—
Non-deductible rationalisation costs and significant items	4.9	34.4	—	—
Other	4.1	5.7	9.2	—
	31.1	54.8	10.4	0.5

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Less tax effect of permanent differences which decrease tax expense				
Research and development tax concessions	3.3	5.4	—	—
Rebateable and non-taxable dividends	—	0.4	62.8	39.7
Non-taxable capital profits	21.6	9.8	—	—
Over provision in prior years	3.3	2.0	—	—
Utilisation of revenue losses/credits not previously recognised	1.4	—	—	—
Other	7.2	5.9	—	0.4
	36.8	23.5	62.8	40.1
Aggregate income tax expense	61.5	7.8	12.3	3.1
Deferred tax assets and liabilities				
Current tax provision	(5.2)	(5.8)	(10.9)	(2.6)
Deferred income tax liability	(83.5)	(88.3)	(2.4)	(2.4)
Future income tax benefit	95.8	127.7	0.3	0.4
(b) Income tax comprises				
Current year	60.6	9.0	12.3	3.1
Prior years	0.9	(1.2)	—	—
	61.5	7.8	12.3	3.1
(c) Future income tax benefits attributable to tax losses carried forward as an asset:				
(Note 1)	6.0	12.1	—	—
Note 6. Current Assets — Receivables				
Trade debtors	270.0	379.7	—	—
Provision for doubtful debts	(9.0)	(11.6)	—	—
	261.0	368.1	—	—
Amounts owing by controlled entities (Note 34)			179.9	80.9
Loans to associated companies	11.9	12.5	—	—
Provision for doubtful loans	(11.9)	(12.5)	—	—
	—	—	179.9	80.9
Other debtors	17.2	28.0	—	32.3
	278.2	396.1	179.9	113.2

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Significant terms and conditions

Credit sales are generally on 30 day terms from date of statement.

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 7. Current Assets — Inventories				
Raw materials				
At cost	114.0	137.1	—	—
Provision for diminution	(1.5)	(2.9)	—	—
	112.5	134.2	—	—
Work in progress, at cost	10.5	16.1	—	—
Finished goods				
At cost	124.2	145.4	—	—
Provision for diminution	(3.4)	(2.3)	—	—
	120.8	143.1	—	—
Other inventory	10.4	8.5	—	—
	254.2	301.9	—	—
Note 8. Current Assets — Other				
Short-term deposits				
Cash equivalents	277.4	31.3	—	—
Other	2.2	1.0	—	—
Prepayments	15.0	17.2	—	—
Land and buildings identified for sale, at cost	6.3	1.4	—	—
Other	12.8	18.4	—	—
	313.7	69.3	—	—
Note 9. Non-Current Assets — Receivables				
Amounts owing by controlled entities (Note 34)	—	—	88.6	341.8
Other debtors	49.1	50.4	8.9	8.0
Provision for doubtful other debtors	(36.5)	(36.6)	—	—
	12.6	13.8	97.5	349.8

Included in other debtors is an amount of $35.3 million which represents vendor finance to Bartter Pty Ltd, provided on the sale of the Poultry operations on 23 August 1999. The vendor finance is an interest bearing debt repayable five and a half years after the date of the sale. This amount has been fully provided against.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 10. Non-Current Assets — Other Financial Assets				
Shares in controlled entities, at cost (Note 37)	—	—	1,173.0	1,234.0
Shares in associates — at equity accounted value (Note 36)	3.9	—	—	—
Shares in other corporations — not listed				
At cost	2.4	7.9	—	—
	6.3	7.9	1,173.0	1,234.0
Note 11. Non-Current Assets — Property, Plant and Equipment				
Freehold land and buildings				
At cost	355.4	429.2	—	—
Accumulated depreciation	(37.6)	(33.8)	—	—
Buildings under construction, at cost	3.9	10.2	—	—
	321.7	405.6	—	—
Leasehold land and buildings				
At cost	19.8	20.8	—	—
Accumulated amortisation	(3.1)	(2.8)	—	—
	16.7	18.0	—	—
Plant and equipment				
At cost	1,149.5	1,328.3	—	—
Accumulated depreciation	(718.1)	(765.2)	—	—
Plant and equipment under lease, at cost	0.5	0.6	—	—
Accumulated amortisation	(0.3)	(0.4)	—	—
Plant and equipment under construction, at cost	91.7	88.3	—	—
	523.3	651.6	—	—
Summary				
Property, plant and equipment, at cost	1,524.7	1,778.3	—	—
Under construction, at cost	95.6	98.5	—	—
Leased assets, at cost	0.5	0.6	—	—
Accumulated depreciation and amortisation	(759.1)	(802.2)	—	—
	861.7	1,075.2	—	—

Freehold and leasehold land and buildings are carried at the lower of cost or recoverable amount. Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Independent assessments of the market values, on an existing use basis where appropriate, of freehold and relevant leasehold land and buildings were undertaken in the prior period. The independent valuations were carried out during September and October 2000 by Jones Lang LaSalle. At the time of valuation, the total value attributed to assets included in the valuation was $410.4 million.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold land and buildings $M	Buildings under construction $M	Leasehold improvements $M	Plant and equipment $M	Leased plant and equipment $M	In course of construction $M	Total $M
Consolidated 2002							
Carrying amount at start of the period	395.4	10.2	18.0	563.1	0.2	88.3	1,075.2
Additions	7.2	2.9	0.3	36.6	—	53.0	100.0
Disposals	(9.5)	—	—	(12.6)	—	(6.2)	(28.3)
Disposals through sale of entities	(62.5)	—	—	(81.4)	—	(3.0)	(146.9)
Depreciation/amortisation expense	(11.6)	—	(0.7)	(96.0)	—	—	(108.3)
Recoverable amount write down	(2.4)	—	—	(22.8)	—	(1.2)	(26.4)
Transfers	(0.1)	(9.2)	—	42.8	—	(39.8)	(6.3)*
Other	1.3	—	(0.9)	1.7	—	0.6	2.7
Carrying amount at end of period	317.8	3.9	16.7	431.4	0.2	91.7	861.7

* Includes transfers to land and buildings identified for resale (refer Note 8).

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 12. Non-Current Assets — Intangibles				
Goodwill — at cost	385.3	430.3	—	—
Accumulated amortisation	(121.8)	(122.6)	—	—
	263.5	307.7	—	—
Goodwill	74.0	74.0	—	—
Recoverable amount write down	(36.6)	(14.1)	—	—
Goodwill — at recoverable amount	37.4	59.9	—	—
Brand names, patents and trademarks, at cost	267.2	264.9	—	—
Accumulated amortisation	(47.3)	(38.5)	—	—
	219.9	226.4	—	—
	520.8	594.0	—	—
Note 13. Non-Current Assets — Other				
Expenditure carried forward	4.3	5.3	—	—
Note 14. Current Liabilities — Payables				
Trade creditors	376.8	337.6	4.5	0.4

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Significant terms and conditions

Trade creditors are generally settled within 30 days.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 15. Current Liabilities — Interest Bearing Liabilities				
Secured				
Lease liabilities	—	0.1	—	—
	—	0.1	—	—
Unsecured				
Bank overdraft	1.8	0.6	—	—
Bank loans	174.9	56.5	—	—
	176.7	57.1	—	—
	176.7	57.2	—	—

Secured liabilities are principally secured by way of mortgages over leased assets.

Refer to Note 18(a) for details regarding classification of debt.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 16. Current Liabilities — Provisions				
Dividends	49.3	51.6	49.0	51.2
Employee entitlements	57.9	68.7	—	—
Other (primarily rationalisation and restructuring)	82.5	105.6	—	—
	189.7	225.9	49.0	51.2
Note 17. Non-Current Liabilities — Payables				
Other liabilities	0.7	0.6	—	—
Note 18. Non-Current Liabilities — Interest Bearing Liabilities				
Unsecured				
Bank loans	65.0	331.3	—	—
Other loans	353.7	395.5	—	—
Bills of exchange and promissory notes	—	35.8	—	—
Amounts owing to controlled entities (Note 34)			169.5	450.4
	418.7	762.6	169.5	450.4

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
(a) Current bank loans and borrowings are classified as non-current to the extent that unused non-current committed facilities are available to the economic entity.				
The total of non-current bank loans and other borrowings analysed as to maturity dates is as follows:				
Due later than:				
One year and not later than two	65.0	79.9	—	—
Two years and not later than five	70.7	287.7	—	—
Five years or more	283.0	395.0	—	—
	418.7	762.6	—	—

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 19. Non-Current Liabilities — Provisions				
Employee entitlements	32.5	36.2	—	—
Other	25.1	13.4	—	—
	57.6	49.6	—	—
Employee entitlement liabilities				
Current (Note 16)	57.9	68.7	—	—
Non-current (above)	32.5	36.2	—	—
Aggregate employee entitlement liabilities	90.4	104.9	—	—

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 20. Contributed Equity				
Paid up capital				
1,224,770,703(2001 — 1,281,600,146)				
Ordinary shares, fully paid	1,065,827	1,152,028	1,065,827	1,152,028

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Particulars of movements in issued Ordinary shares during the year

		Number Shares issued	Issue price $	$000
2002				
1.07.01	Opening balance	1,281,600,146		1,152,028
5.10.01	Dividend Reinvestment Plan — Final Dividend	2,940,083	1.27	3,740
12.4.02	Dividend Reinvestment Plan — Interim Dividend	1,637,316	1.49	2,450
Various	Shares bought back during the year	(62,106,842)	*	(93,497)
26.6.02	Options exercised	700,000	1.58	1,106
30.6.02	**Closing balance**	1,224,770,703		1,065,827

On the 27 November 2001, the Company commenced its on market program to buy back $100 million in shares. 62,106,842 shares have been bought back and cancelled in the period to 30 June 2002. This represents 5.1 per cent of total shares outstanding at 30 June 2002. The cost of acquisition being $93.5 million. On 21 June 2002 the buy back was extended to $200 million in shares.

* Prices at which shares were bought back ranged from $1.30 to $1.69. The average buy back price was $1.50.

		Number Shares issued	Issue price $	$000
2001				
1.07.00	Opening balance	1,276,368,958		1,146,257
6.10.00	Dividend Reinvestment Plan — Final Dividend	2,690,010	1.15	3,094
4.12.00	Issue of shares to D.L.G. Hearn	500,000	—	—
12.4.01	Dividend Reinvestment Plan — Interim Dividend	2,041,178	1.31	2,677
30.6.01	**Closing balance**	1,281,600,146		1,152,028

Particulars of options

	Consolidated	
	2002	2001
On issue at the end of the period(1)	30,931,400	33,967,000
Options exercised	700,000	—
Options lapsed(2)	7,335,600	4,193,000
Options granted		
— Employee Share Option Plan	—	1,950,000
— Shareholder approval(3)	5,000,000	—

(1) Each option is convertible into one fully paid Ordinary share in the capital of the parent entity upon exercise.

(2) Expired upon cessation of the holders' employment with the Company.

(3) 5,000,000 Options were issued to the Managing Director — Mr. T.P. Park on 16 November 2001. The issue was approved by shareholders at the Annual General Meeting held on the same day. The exercise price for 3,000,000 is $1.27. The exercise price for the remaining 2,000,000 is to be set on 16 November 2003. The expiry date of all 5,000,000 options is 10 years from the 2001 Annual General Meeting — namely 16 November 2011. Performance hurdles apply to all options. The right to exercise the 2,000,000 options or part

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

thereof will be determined in November 2003 after a performance review by the Board. On resignation, Mr. T.P. Park is entitled to options for which the available date has passed at the date of termination, provided performance hurdles have been met and exercise takes place within 30 days of termination.

The market price at issue date for options issued during the year was $1.34.

Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options on issue as at 30 June 2002

(a) Options with performance hurdles yet to be achieved and whose first exercise dates have not been reached

						Performance hurdles yet to be achieved	
Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	First exercise date	Share price hurdle $	Accumulation index
	1,000,000	1.27	16.11.11	16.11.01	16.11.03	1.70	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.04	1.90	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.05	2.10	na
	1,000,000(1)	—	16.11.11	16.11.01	16.11.04	(1)	na
	1,000,000(1)	—	16.11.11	16.11.01	16.11.05	(1)	na
1	5,000,000(1)						
	800,000	1.54	31.03.09	31.03.99	31.09.02	2.04	*
	800,000	1.54	31.03.09	31.03.99	31.09.03	2.24	*
4	1,600,000						
	100,000	1.26	19.07.10	10.10.00	10.04.03	**	*
	100,000	1.26	19.07.10	10.10.00	10.04.04	1.76	*
	100,000	1.26	19.07.10	10.10.00	10.04.05	1.96	*
1	300,000						
	100,000(2)	1.11	15.03.10	15.03.00	16.09.02	**	*
	100,000(3)	1.11	15.03.10	15.03.00	—		
	100,000(3)	1.11	15.03.10	15.03.00	—		
1	300,000						
	250,000	1.23	04.09.10	10.10.00	10.04.03	**	*
	250,000	1.23	04.09.10	10.10.00	10.04.04	1.73	*
	250,000	1.23	04.09.10	10.10.00	10.04.05	1.93	*
1	750,000						
	50,000	1.26	29.01.11	29.01.01	29.07.03	**	*
	50,000	1.26	29.01.11	29.01.01	29.07.04	1.76	*
	50,000	1.26	29.01.11	29.01.01	29.07.05	1.96	*
1	150,000						

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	Performance hurdles yet to be achieved: Share price hurdle $	Performance hurdles yet to be achieved: Accumulation index
(b) Options with performance hurdles yet to be achieved but whose first exercise dates have been reached						
1	6,000,000	1.30	31.03.04	16.11.95	**	*
1	1,000,000	1.76	04.12.06	04.12.98	2.06	*
1	1,340,000	1.47	15.11.02	14.11.97	**	*
4	650,000	1.54	31.03.09	31.03.99	1.84	*
	200,000	2.14	12.12.07	12.12.97	2.44	*
	200,000	2.14	12.12.07	12.12.97	2.64	*
	200,000	2.14	12.12.07	12.12.97	2.84	*
1	600,000					
2	1,125,000(4)	1.58	19.12.06	19.12.96	**	*
1	15,000	1.44	31.08.09	31.08.99	1.80	na
(c) Options with no remaining performance hurdles and whose first exercise dates have been reached						
45	2,285,000(5)	1.95	22.12.07	22.12.97		
75	3,742,000(6)	2.10	22.12.08	22.12.98		
4,606	4,584,400	2.39	31.03.08	31.03.98		
1	1,000,000(7)	2.14	31.10.02	05.11.98		
1	240,000(7)	1.76	31.10.02	14.12.98		
1	250,000(7)	1.26	31.10.02	19.07.00		
Total options on issue	30,931,400					

Shown as:	
Employee Share Plan options— Note 39(b)	17,591,400
Issued under Deeds approved by shareholders	13,340,000
Total options on issue	30,931,400

na: not applicable.

* Accumulation index to be achieved — refer notes following.
** Share price hurdle achieved.

Notes

General

Performance hurdles are in the form of a share price hurdle and, in many cases, the GMF growth in accumulation index outperforming the median of the growth in the accumulation indices of a basket of approximately 40 companies.

(1) Options issued to CEO (Mr. T.P. Park). The market price at the time of appointment was $1.27. The exercise price of tranches 4 and 5 will be the market price determined at 16 November 2003 and the share price hurdles will be the exercise price plus 30 cents and the exercise price plus 50 cents respectively.

(2) Options exercised subsequent to year end following passing of all hurdles.

(3) Options lapsed following termination subsequent to year end.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(4) Includes 750,000 options which lapsed subsequent to year end.

(5) Options issued (with time hurdles) following GMF accumulation index growth for 1997 outperforming the median growth figure of a basket of approximately 40 companies. Includes 480,500 options which lapsed subsequent to year end.

(6) Options issued (with time hurdles) following GMF accumulation index growth for 1998 outperforming the median growth figure of a basket of approximately 40 companies. Includes 1,095,000 options which lapsed subsequent to year end.

(7) Options issued with time and performance hurdles. Time hurdles have been achieved and performance hurdles have fallen away due to redundancy.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 21. Reserves And Retained Profits Composition of reserves				
General	0.3	0.3	—	—
Capital profits	2.9	2.9	—	—
Asset revaluation	5.8	5.8	1.4	1.4
Exchange fluctuation	(34.3)	(9.8)	—	—
	(25.3)	(0.8)	1.4	1.4
Material movements in reserves and retained profits				
Exchange fluctuation				
Balance at 1 July	(9.8)	(24.4)		
Movement on translation after applicable income tax	(22.9)	13.8	—	—
Transfer to retained profits on sale of business	(1.6)	0.8	—	—
Balance at end	(34.3)	(9.8)	—	—
Retained profits				
Balance at 1 July	(24.6)	150.5	37.1	10.5
Net profit attributable to members of the parent entity	162.4	(78.3)	203.2	122.6
Transfer from reserve on sale of business	1.6	(0.8)	—	—
Total available for appropriation	139.4	71.4	240.3	133.1
Dividends paid and provided (Note 23)	(93.0)	(96.0)	(93.0)	(96.0)
Balance at end	46.4	(24.6)	147.3	37.1

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 22. Outside Equity Interests				
Outside equity interests in controlled entities comprises:				
Share capital	5.8	4.9		
Reserves	—	0.6		
Retained profits	2.7	4.6		
	8.5	10.1		
Note 23. Dividends Paid or Provided Ordinary				
Paid	44.0	44.8	44.0	44.8
Provided for	49.0	51.2	49.0	51.2
	93.0	96.0	93.0	96.0

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(a) The dividend on Ordinary shares of 3.5 cents per share paid on 10 April 2002 was franked to 50 per cent. The proposed dividend of 4.0 cents (2001 — 4.0 cents) per share will be franked to 50 per cent (2001 — 50 per cent). The tax rate at which the dividends will be franked is 30 per cent. The proposed dividend is expected to be paid on 4 October 2002.

(b) There are no material franking credits available at balance date in respect of distributable reserves of the economic entity (2001 — not material).

(c) The parent entity has a balance in its Foreign Dividend Account of $76.2 million (2001 — $61.1 million). 50 per cent of the dividend declared will be paid from this account.

Note 24. Earnings Per Share (cents)

	Consolidated	
	2002	2001
Basic earnings per share after significant items	12.8	(6.0)
Diluted earnings per share after significant items	12.8	(6.0)
Basic earnings per share before significant items	10.5	9.3
Diluted earnings per share before significant items	10.5	9.3

	Consolidated	
	2002 Million	2001 Million
Weighted average number of Ordinary shares used as the denominator		
Weighted average number of Ordinary shares used as the denominator in calculating basic earnings per share	1,265.5	1,279.1
Effect of dilutive securities		
Potential Ordinary shares	1.1	0.1
Weighted average number of Ordinary shares used as the denominator in calculating diluted earnings per share	1,266.6	1,279.2

	Consolidated	
	2002 A$ Millions	2001 A$ Millions
The following represents the income data used in the calculations of basic and diluted earnings per share		
Net profit (loss) from ordinary activities attributable to members of the parent entity	162.4	(78.3)
Adjusted for outside equity interests	0.2	1.4
Earnings used in calculating basic and diluted earnings per share	162.6	(76.9)

Information concerning the classification of securities

Options

Options issued to executives are considered to be potential Ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in Note 20.

In the period between 30 June 2002 and date of signing the financial statements 12,239,701 shares have been bought back as part of the share buy back scheme.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Note 25. Directors' Remuneration				
Income paid or payable, or otherwise made available to Directors of the economic entity and the parent entity, from entities in the economic entity and related entities.				
Executive Directors	22,730	20,202	6,888	2,431
Non-executive Directors	961	861	883	796
Total	23,691	21,063	7,771	3,227

The number of Directors of the parent entity whose income including retirement accrual or redundancy payments from entities in the economic entity and related entities falls within the following bands:

$000	Parent Entity Number 2002	2001
30 - 40	—	1
70 - 80	2	1
80 - 90	1	1
100 - 110	1	—
110 - 120	1	1
120 - 130	2	—
130 - 140	—	1
140 - 150	—	1
170 - 180	1	—
200 - 210	—	1
870 - 880	—	1
1,540 - 1,550	1	—
1,550 - 1,560	—	1
2,150 - 2,160	1*	—
3,180 - 3,190	1*	—

* Including retiring and or redundancy payments.

Details of options granted to and exercised by executive Directors are set out in Note 20.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Note 26. Executives' Remuneration				
Amounts received or due and receivable by executive officers of the economic entity and the parent entity (including Directors) whose remuneration including retirement and or redundancy payments is $100,000 or more, from entities in the economic entity and related entities.				
Fixed remuneration	26,463	30,898		
Other*	21,566	4,843		
Total	48,029	35,741	—	—

* Comprises retirement, redundancy, retention and incentives.

The number of executive officers of the economic entity (including Directors) whose income from entities in the economic entity and related entities falls within the following bands:

$000	Consolidated Number 2002	2001
100 - 110	1	4*
350 - 360	3	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

$000	Consolidated Number 2002	2001
110 - 120	2	6
120 - 130	1	12*
130 - 140	5	5
140 - 150	4	11*
150 - 160	3	13*
160 - 170	6	9*
170 - 180	4	4*
180 - 190	4	6
190 - 200	4	3
200 - 210	2	9
210 - 220	3*	5*
220 - 230	3	5*
230 - 240	2	8
240 - 250	3*	5
250 - 260	—	2
260 - 270	—	4*
270 - 280	1	2
280 - 290	3*	6
290 - 300	6	—
300 - 310	1	2*
310 - 320	2	2
320 - 330	1	3*
330 - 340	2	—
340 - 350	2	1

$000	Consolidated Number 2002	2001
360 - 370	2	—
370 - 380	1	—
380 - 390	2	1
390 - 400	3	1
400 - 410	2	—
410 - 420	4	—
420 - 430	—	2
430 - 440	2	—
440 - 450	2*	—
450 - 460	3	—
460 - 470	3	—
470 - 480	1	—
490 - 500	2*	—
530 - 540	1	—
540 - 550	—	1*
550 - 560	2*	—
560 - 570	2*	—
620 - 630	1*	—
630 - 640	1	—
640 - 650	1	—
650 - 660	—	1*
660 - 670	—	1*
700 - 710	—	1
730 - 740	—	1

$000	Consolidated Number 2002	2001
740 - 750	2*	—
760 - 770	1*	—
810 - 820	1*	—
860 - 870	—	1*
870 - 880	—	1
880 - 890	1	—
930 - 940	—	1*
1,020 - 1,030	1	—

$000	Consolidated Number 2002	2001
1,050 - 1,060	1	1*
1,160 - 1,170	1	1*
1,320 - 1,340	1	—
1,460 - 1,470	1	—
1,540 - 1,550	1	—
1,550 - 1,560	—	1
2,150 - 2,160	1*	—
3,180 - 3,190	1*	—

* Including retiring and or redundancy payments.

The Short-Term and Long-Term Incentives are reflected in the above bandings. In addition options issued to executives are detailed in Note 20.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Note 27. Auditors' Remuneration				
Amounts received, or due and receivable by the Auditors for:				
Auditing and reviewing the financial statements of the parent entity, economic entity and each of its controlled entities				
Ernst & Young (Australia)	783	799	10	10
Ernst & Young (International)	413	727	—	—
Other Auditors	106	99	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
	1,302	1,625	10	10
Other services				
Ernst & Young (Australia)	640	262	—	—
Ernst & Young (International)	545	349	—	—
	1,185	611	—	—
Total amounts received, or due and receivable, by the Auditors	2,487	2,236	10	10
Other services comprise:				
Audit-related services				
Ingredients completion audits	698	—	—	—
Other projects	277	245	—	—
Consulting	—	196	—	—
	975	441	—	—
Tax compliance services	210	170	—	—
	1,185	611	—	—

Note 28. Financial Instrument Disclosures

(a) Derivative financial instruments

Objectives and Significant Terms and Conditions

Interest rate swaps

The economic entity has entered into interest rate swap contracts that, on a net basis, entitle it to receive interest at floating rates on notional principal amounts and oblige it to pay interest at fixed interest rates. At specified intervals the economic entity will pay to or receive from counterparties the difference between the fixed and floating rate interest amounts calculated on the notional principal amount.

At 30 June 2002 the interest rates attaching to outstanding contracts are as follows:

AUD contracts	Fixed at 5.89 per cent	Floating rates are 4.58 per cent
NZD contracts	Fixed at 7.05 per cent	Floating rates are 5.56 per cent to 5.92 per cent



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		**Nine months ended March 31,**	
	2002	**2003**	**2002**	**2003**
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those *resulting from transactions with members*		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated		Parent Entity	
		2002 $M	2001 $M	2002 $M	2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining [illegible] controlled entities, gains and losses on hedges of net investments and related income tax) is transferred



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 6391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		**Nine months ended March 31,**	
	2002	**2003**	**2002**	**2003**
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognised when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001
Freehold buildings	40 years	40 years
Leasehold land and buildings	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 2. Revenue From Ordinary Activities				
Revenues from operating activities				
Revenue from sale of goods	2,957.5	3,062.5	—	—
Revenues generated from investing activities				
Dividends received	0.8	2.8	209.2	116.6
Interest received — other corporations	12.7	4.7	1.7	1.7
Proceeds on sale of business	396.8	101.7	—	—
Proceeds on sale of non-current assets	44.3	35.4	—	—
Management fees received from controlled entities	—	—	7.1	8.9
Other operating revenue	7.6	12.9	—	—
Revenues generated from investing activities	462.2	157.5	218.0	127.2
Revenues generated from ordinary activities	3,419.7	3,220.0	218.0	127.2

Note 3. Expenses and Net Gains/(Losses)

Operating profit from ordinary activities before income tax for the period includes the following items:

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
(a) Expenses				
Depreciation of property, plant and equipment	108.2	119.1	—	—
Amortisation				
Goodwill	24.5	27.9	—	—
Other intangibles	6.3	6.2	—	—
Finance leases capitalized	0.1	0.1	—	—
Net amount provided for				
Diminution in the value of inventories	0.8	0.8	—	—
Employee entitlements	29.7	34.9	0.3	(0.1)
Bad and doubtful debts expense				
Trade debtors	4.2	6.3	—	—
Borrowing costs				
Other persons and corporations:				
Interest and finance charges paid/payable	64.7	70.1	—	—
Less: amounts capitalized	—	(3.3)	—	—
Borrowing costs expensed	64.7	66.8	—	—
Research and development costs	20.9	28.0	—	—
Rent expense on operating leases	33.9	40.0	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated 2002 $ Millions	Consolidated 2001 $ Millions	Parent Entity 2002 $ Millions	Parent Entity 2001 $ Millions
(b) Net gains/(losses)				
Net foreign exchange gains/(losses)				
Trading	1.0	1.0	—	—
Non trading	0.1	(0.4)	—	—
Net gain/(loss) on disposal of				
Property, plant and equipment	9.2	7.0	—	—
Investments and other non-current assets	5.8	1.6	—	—

	Consolidated 2002 $ Millions Before tax	Consolidated 2002 $ Millions After tax	Consolidated 2001 $ Millions Before tax	Consolidated 2001 $ Millions After tax
(c) Significant items				
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Exit of ingredients operations(i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	—	—	—	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation(ii)				
Revenue from sale of business	2.6	2.6	—	—
Book value of business sold	(4.0)	(0.7)	—	—
Gain on divestment	(1.4)	1.9	—	—
Write down in Asian operations				
Property, plant and equipment	—	—	(7.1)	(7.1)
Goodwill	—	—	(6.6)	(6.6)
Tax asset	—	—	—	(2.2)
Loss on write down	—	—	(13.7)	(15.9)
Provision against Bartter receivable (iii)	—	—	(35.3)	(23.3)
Rationalisation and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.


Burns
Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	28 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	155 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

28 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

AMENDMENT TO CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is a copy of "Amendment to Current Information Report Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,

HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

AMENDMENT
dated May 27, 2003 to the
CURRENT INFORMATION REPORT
provided on March 28, 2003
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003. It contains financial statements and unaudited pro forma financial information regarding our acquisition of Goodman Fielder Limited and referred to in our Current Information report provided on March 28, 2003.

It is recommended that this financial information be read in conjunction with the June 30, 2002 Annual Financial Report, the December 31, 2002 Half Year Financial Report, the unaudited interim financial statements for the three months and nine months ended March 31, 2003, and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report, Half Year Financial Report and unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2003 are available on request or at our website "burnsphilp.com".

The following information is set out below:

- A summary of our recent unaudited interim financial results;
- Consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002 and the six months ended December 31, 2002; and
- Unaudited proforma financial information, reflecting our acquisition of Goodman Fielder.

OTHER EVENTS – RECENT UNAUDITED INTERIM FINANCIAL RESULTS

Our unaudited results for the three months ended March 31, 2003, the nine months ended March 31, 2003 and, for the purposes of comparison, the same periods ended March 31, 2002, were released on May 14, 2003 and are summarized below. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. This information should be read together with our unaudited interim consolidated financial statements for each of the three month and nine month periods ended March 31, 2003.

	Three months ended March 31,		Nine months ended March 31,	
	2002	2003	2002	2003
	(A$ million)			
Operating revenue	$305.0	$413.6	$1,089.5	$1,108.5
Operating income	44.1	41.0	168.2	163.3
Individually significant items before tax	(25.1)	37.3	(35.2)	81.3
Operating income after individually significant items	19.0	78.3	133.0	244.6
Net interest expense	(15.3)	(32.5)	(51.3)	(87.0)
Income tax expense before individually significant items	(5.3)	(8.5)	(14.1)	(18.7)
Individually significant tax items	-	-	-	(4.6)
Outside equity interests	(0.9)	(2.1)	(2.3)	(4.0)
Net profit/ (loss)	$(2.5)	$35.2	$65.3	$130.3

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 35.6% to A$413.6 million for the three months ended March 31, 2003, from A$305.0 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of Goodman Fielder in March 2003, which contributed approximately A$127.0 million to our operating revenue. Operating revenue was negatively affected by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia, and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Operating income decreased 7.0% to A$41.0 million for the three months ended March 31, 2003 from A$44.1 million for the three months ended March 31, 2002. This decrease was primarily due to the appreciation of the

Australian dollar against the U.S. dollar and other local currencies, which was offset by operational improvements in our yeast and bakery ingredients and our herbs and spices businesses.

Individually significant items for the three months ended March 31, 2003 represent an unrealized foreign currency exchange gain of A$37.3 million arising from the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. The previous corresponding period included an A$25.1 million provision for restructuring charges for the closure of our Oakland, California yeast plant.

Net interest expense increased 112.4% to A$32.5 million for the three months ended March 31, 2003 from A$15.3 million for the three months ended March 31, 2002. The increase was due to the additional interest expense incurred in respect of our U.S. $400.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and our U.S.$210.0 million 10 ¾% senior subordinated notes due 2011 that we issued on February 20, 2003.

Income tax expense increased 60.4% to A$8.5 million for the three months ended March 31, 2003 from A$5.3 million for the three months ended March 31, 2002. This was primarily due to the acquisition of Goodman Fielder during the quarter.

Primarily as a result of the factors discussed above, net profit for the three months ended March 31, 2003 was A$35.2 million compared to a loss of A$2.5 million for the three months ended March 31, 2002.

Operating revenue increased 1.7% to A$1,108.5 million for the nine month period ended March 31, 2003, from A$1,089.5 million for the nine month period ended March 31, 2002. This increase was principally due to the acquisition of Goodman Fielder Limited, the acquisition of the Fleischmann's yeast and bakery ingredient business in Latin America, price increases in certain markets and volume growth, primarily in Asia. Changes in foreign exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso led to a reduction in operating revenue of A$152.8 million.

Operating income decreased 2.9% to A$163.3 million for the nine month period ended March 31, 2003 from A$168.2 million for the nine month period ended March 31, 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating income by approximately A$21.3 million compared to the prior corresponding period.

Net profit for the nine months ended March 31, 2003 includes net gains from individually significant items of A$81.3 million. This was comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. An A$37.3 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our former secured senior funding in connection with our acquisition of Goodman Fielder. The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation and a provision of A$25.1 million for restructuring and closure of our yeast plant in Oakland, California.

Net interest expense increased 69.6% to A$87.0 million in the nine month period ended March 31, 2003 from A$51.3 million in the nine month period ended March 31, 2002. The increase was due to the additional interest expense incurred on our U.S. $00.0 million 9 ¾% senior subordinated notes due 2012 issued on June 21, 2002 and the U.S. $210.0 million 10 ¾% senior subordinated notes due 2011 issued on February 20, 2003.

Income tax expense increased 65.2% to A$23.3 million in the nine month period ended March 31, 2003 from A$14.1 million in the nine month period ended March 31, 2002. The increase was primarily due to the acquisition of Goodman Fielder. The current nine month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Primarily as a result of the factors discussed above, our net profit increased by A$65.0 million, or 99.5%, to A$130.3 million for the nine months ended March 31, 2003 from A$65.3 million for the nine months ended March 31, 2002.

FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.

The following financial information regarding our acquisition of Goodman Fielder Limited is presented in this filing:

(a) Financial statements

The audited consolidated financial statements of Goodman Fielder Limited for the three years ended June 30, 2002, including auditor's report thereon, and the unaudited interim consolidated financial statements for the six months ended December 31, 2002.

(b) Unaudited pro forma condensed consolidated financial information.

Unaudited pro forma condensed consolidated financial information as of and for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002.

CONSOLIDATED FINANCIAL STATEMENTS



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

INDEPENDENT AUDIT REPORT

To the members of Goodman Fielder Limited

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2002, as set out on pages 3 to 58. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The Director's of the parent entity are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

SJ Ferguson
Partner

Sydney
18 September 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002)

	Notes	Consolidated		Parent Entity	
	$M	2002 $M	2001 $M	2002 $M	2001 $M
Sales revenue	2	2,957.5	3,062.5	—	—
Cost of sales		(1,891.1)	(1,957.3)	—	—
Gross profit		1,066.4	1,105.2	—	—
Revenue generated from investing activities	2	462.2	157.5	218.0	127.2
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	—	—
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	—	—
Production expenses	3(d)	(48.1)	(65.2)	—	—
Administration expenses	3(d)	(273.2)	(393.9)	(2.5)	(1.5)
Share of net profit (loss) from associate	36	(4.6)	—	—	—
Borrowing costs expensed	3	(64.7)	(66.8)	—	—
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	215.5	125.7
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(12.3)	(3.1)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	203.2	122.6
Net profit attributable to outside equity interests		(0.2)	(1.4)	—	—
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	203.2	122.6
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	—	—
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	203.2	122.6
Basic earnings per share after significant items		12.8	(6.0)		
Diluted earnings per share after significant items		12.8	(6.0)		
Basic earnings per share before significant items		10.5	9.3		
Diluted earnings per share before significant items		10.5	9.3		

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Current assets					
Cash		61.3	75.2	0.1	0.1
Receivables	6	278.2	396.1	179.9	113.2
Inventories	7	254.2	301.9	—	—
Other	8	313.7	69.3	—	—
Total current assets		907.4	842.5	180.0	113.3
Non-current assets					
Receivables	9	12.6	13.8	97.5	349.8
Investment in associate	10	3.9	—	—	—
Other financial assets	10	2.4	7.9	1,173.0	1,234.0
Property, plant and equipment	11	861.7	1,075.2	—	—
Intangibles	12	520.8	594.0	—	—
Deferred tax assets	5	95.8	127.7	0.3	0.4
Other	13	4.3	5.3	—	—
Total non-current assets		1,501.5	1,823.9	1,270.8	1,584.2
Total assets		2,408.9	2,666.4	1,450.8	1,697.5
Current liabilities					
Payables	14	376.8	337.6	4.5	0.4
Interest bearing liabilities	15	176.7	57.2	—	—
Provisions	16	189.7	225.9	49.0	51.2
Current tax liabilities	5	5.2	5.8	10.9	2.6
Other — unearned income		2.9	1.6	—	—
Total current liabilities		751.3	628.1	64.4	54.2
Non-current liabilities					
Payables	17	0.7	0.6	—	—
Interest bearing liabilities	18	418.7	762.6	169.5	450.4
Provisions	19	57.6	49.6	—	—
Deferred tax liabilities	5	83.5	88.3	2.4	2.4
Other — unearned income		1.7	0.5	—	—
Total non-current liabilities		562.2	901.6	171.9	452.8
Total liabilities		1,313.5	1,529.7	236.3	507.0
Net assets		1,095.4	1,136.7	1,214.5	1,190.5
Equity					
Parent entity interest					
Contributed equity	20	1,065.8	1,152.0	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)	1.4	1.4
Retained profits	21	46.4	(24.6)	147.3	37.1
Total parent entity interest in equity		1,086.9	1,126.6	1,214.5	1,190.5
Outside equity interests in controlled entities	22	8.5	10.1		
Total equity		1,095.4	1,136.7	1,214.5	1,190.5

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended 30 June 2002) — (Continued)

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Cash flows from operating activities					
Receipts from customers		3,281.1	3,130.4	—	—
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(5.1)	(2.7)
VAT/GST receipts		158.9	147.6	—	—
VAT/GST payments		(76.0)	(91.3)	—	—
Dividends received		0.8	2.8	241.5	84.3
Interest and bill discounts received		8.8	6.0	1.7	1.7
Interest and other costs of finance paid		(61.1)	(65.1)	—	—
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(2.6)	(2.7)
Other receipts		7.8	7.3	7.1	8.9
Other payments		(3.2)	(2.5)	—	—
Net cash from operating activities	35(a)	327.4	229.7	242.6	89.5
Cash flows from investing activities					
Payments for controlled entities and businesses	35(d)	—	(0.9)	—	(107.8)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	—	—
Payments for property, plant and equipment		(93.6)	(134.0)	—	—
Proceeds from sale of property, plant and equipment		37.6	35.4	—	
Payment for investments		(3.9)	—	(2.1)	—
Proceeds from sale of investments		11.3	—	—	—
Other receipts		0.4	6.7	—	0.8
Other payments		—	(4.2)	—	—
Net cash from investing activities		299.7	0.7	(2.1)	(107.0)
Cash flows from financing activities					
Proceeds from issues of shares		1.1	—	1.1	—
Payment for shares bought back		(89.5)	—	(89.5)	—
Proceeds from borrowings		6.9	17.3	—	—
Repayments of borrowings		(207.1)	(149.5)	—	—
Dividends paid		(89.8)	(90.8)	(89.1)	(90.3)
Proceeds from (repayment of) controlled entity loans		—	—	(63.0)	107.8
Hedging (Payments) receipts		(12.3)	15.4	—	—
Net cash from financing activities		(390.7)	(207.6)	(240.5)	17.5
Net increase (decrease) in cash held		236.4	22.8	—	—
Cash at the beginning of the period		105.9	101.6	0.1	0.1
Effects of exchange rate changes		(5.4)	(18.5)	—	—
Cash at the end of the period	35(b)	336.9	105.9	0.1	0.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of selfsustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognised when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001
Freehold buildings	40 years	40 years
Leasehold land and buildings	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognised as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 2. Revenue From Ordinary Activities				
Revenues from operating activities				
Revenue from sale of goods	2,957.5	3,062.5	—	—
Revenues generated from investing activities				
Dividends received	0.8	2.8	209.2	116.6
Interest received — other corporations	12.7	4.7	1.7	1.7
Proceeds on sale of business	396.8	101.7	—	—
Proceeds on sale of non-current assets	44.3	35.4	—	—
Management fees received from controlled entities	—	—	7.1	8.9
Other operating revenue	7.6	12.9	—	—
Revenues generated from investing activities	462.2	157.5	218.0	127.2
Revenues generated from ordinary activities	3,419.7	3,220.0	218.0	127.2
Note 3. Expenses and Net Gains/(Losses)				
Operating profit from ordinary activities before income tax for the period includes the following items:				
(a) Expenses				
Depreciation of property, plant and equipment	108.2	119.1	—	—
Amortisation				
Goodwill	24.5	27.9	—	—
Other intangibles	6.3	6.2	—	—
Finance leases capitalized	0.1	0.1	—	—
Net amount provided for				
Diminution in the value of inventories	0.8	0.8	—	—
Employee entitlements	29.7	34.9	0.3	(0.1)
Bad and doubtful debts expense				
Trade debtors	4.2	6.3	—	—
Borrowing costs				
Other persons and corporations				
Interest and finance charges paid/payable	64.7	70.1	—	—
Less: amounts capitalized	—	(3.3)	—	—
Borrowing costs expensed	64.7	66.8	—	—
Research and development costs	20.9	28.0	—	—
Rent expense on operating leases	33.9	40.0	—	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
(b) Net gains/(losses)				
Net foreign exchange gains/(losses)				
Trading	1.0	1.0	—	—
Non trading	0.1	(0.4)	—	—
Net gain/(loss) on disposal of				
Property, plant and equipment	9.2	7.0	—	—
Investments and other non-current assets	5.8	1.6	—	—

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(c) Significant items				
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Exit of ingredients operations(i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	—	—	—	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation(ii)				
Revenue from sale of business	2.6	2.6	—	—
Book value of business sold	(4.0)	(0.7)	—	—
Gain on divestment	(1.4)	1.9	—	—
Write down in Asian operations				
Property, plant and equipment	—	—	(7.1)	(7.1)
Goodwill	—	—	(6.6)	(6.6)
Tax asset	—	—	—	(2.2)
Loss on write down	—	—	(13.7)	(15.9)
Provision against Bartter receivable (iii)	—	—	(35.3)	(23.3)
Rationalisation and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on the 23 August 1999 (Note 9).

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(d) **Significant items including rationalisation and restructuring have been included in the statement of financial performance as follows:**

	Notes	Consolidated 2002 $ Millions	2001 $ Millions
Revenue generated from investing activities			
Proceeds on sale of Germantown		197.4	—
Proceeds on sale of gelatin		190.7	—
Proceeds on sale of Starch		—	98.0
	3	388.1	98.0
Proceeds from sale of other businesses		8.7	3.7
Other revenue from investing activities		65.4	55.8
Total revenue generated from investing activities	2	462.2	157.5
Expenses relating to investing activities			
Book value Germantown		95.2	—
Book value gelatin		169.3	—
Book value Starch		—	84.0
	3	264.5	84.0
Book value of Asian operations	3	4.0	—
Book value of other businesses sold		6.1	2.1
Provision against Bartter receivable	3	—	35.3
Write down in Asian operations	3	—	13.7
Write down of gelatin business	3	32.5	37.7
Total expenses relating to investing activities		307.1	172.8
Marketing, selling and distribution expenses			
Rationalisation and restructuring costs	4	5.8	18.5
Other		601.0	614.6
Total marketing, selling and distribution expenses		606.8	633.1
Production expenses			
Rationalisation and restructuring costs	4	48.1	65.2
Administration expenses			
Rationalisation and restructuring costs	4	13.9	93.6
Other		259.3	300.3
Total administration expenses		273.2	393.9

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
Note 4. Rationalisation and Restructuring Costs				
Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Rationalisation and integration of Australian operations (i)	(60.3)	(43.2)	(102.6)	(68.0)
Rationalisation of Milling operations (ii)	—	—	(46.3)	(32.0)
Rationalisation and integration of NZ operations (iii)	(3.2)	(2.2)	(13.6)	(9.8)
Rationalisation of other operations and facilities (iv)	(4.3)	(6.6)	(14.8)	(11.9)
	(67.8)	(52.0)	(177.3)	(121.7)

Total rationalisation and restructuring costs have been allocated to the functions of administration, marketing, selling and distribution and other production expenses in the statement of financial performance.

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(i) Costs of implementing the Future Co strategies across all the Australian operations, including the rationalisation and integration of GF Consumer Foods and rationalisation of Baking Australia.				
These costs comprise:				
Redundancy costs	(25.4)		(27.6)	
Write down of property, plant and equipment	(25.3)		(39.9)	
Other costs	(9.6)		(35.1)	
	(60.3)		(102.6)	
(ii) Rationalisation of Milling operations in Australia and New				
Zealand — Project Jupiter.				
These costs comprise:				
Redundancy costs	—		(10.1)	
Write down of property, plant and equipment	—		(15.9)	
Associated IT asset write down	—		(16.5)	
Other costs (including relocation and consulting costs)	—		(3.8)	
	—		(46.3)	

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated			
	2002		2001	
	$ Millions Before tax	$ Millions After tax	$ Millions Before tax	$ Millions After tax
(iii) Costs of implementing the Future Co strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited.				
These costs comprise:				
Redundancy costs	(1.6)		(3.7)	
Write down of property, plant and equipment	(1.6)		(3.9)	
Other costs	—		(6.0)	
	(3.2)		(13.6)	
(iv) Costs incurred in rationalising other operations primarily focused on closure and amalgamation of sites.				
These costs comprise:				
Redundancy costs	(1.9)		(2.0)	
Write down of property, plant and equipment	(1.3)		(7.4)	
Other costs	(1.1)		(5.4)	
	(4.3)		(14.8)	

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 5. Income Tax				
(a) The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:				
Operating profit (loss) before tax	224.1	(69.1)	215.5	125.7
Prima facie tax expense (benefit) at 30 per cent (2001 — 34 per cent)	67.2	(23.5)	64.7	42.7
Add tax effect of permanent differences which increase tax expense				
Overseas tax rate differential	3.1	0.2	—	—
Non-allowable amortisation and depreciation	9.1	11.8	—	—
Non-tax deductible expenses	2.3	1.8	—	—
Tax on repatriation of overseas dividends	2.0	0.1	1.2	0.5
Under provision in prior years	5.6	0.8	—	—
Non-deductible rationalisation costs and significant items	4.9	34.4	—	—
Other	4.1	5.7	9.2	—
	31.1	54.8	10.4	0.5

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Less tax effect of permanent differences which decrease tax expense				
Research and development tax concessions	3.3	5.4	—	—
Rebateable and non-taxable dividends	—	0.4	62.8	39.7
Non-taxable capital profits	21.6	9.8	—	—
Over provision in prior years	3.3	2.0	—	—
Utilisation of revenue losses/credits not previously recognised	1.4	—	—	—
Other	7.2	5.9	—	0.4
	36.8	23.5	62.8	40.1
Aggregate income tax expense	61.5	7.8	12.3	3.1
Deferred tax assets and liabilities				
Current tax provision	(5.2)	(5.8)	(10.9)	(2.6)
Deferred income tax liability	(83.5)	(88.3)	(2.4)	(2.4)
Future income tax benefit	95.8	127.7	0.3	0.4
(b) Income tax comprises				
Current year	60.6	9.0	12.3	3.1
Prior years	0.9	(1.2)	—	—
	61.5	7.8	12.3	3.1
(c) Future income tax benefits attributable to tax losses carried forward as an asset (Note 1)	6.0	12.1	—	—
Note 6. Current Assets — Receivables				
Trade debtors	270.0	379.7	—	—
Provision for doubtful debts	(9.0)	(11.6)	—	—
	261.0	368.1	—	—
Amounts owing by controlled entities (Note 34)			179.9	80.9
Loans to associated companies	11.9	12.5	—	—
Provision for doubtful loans	(11.9)	(12.5)	—	—
	—	—	179.9	80.9
Other debtors	17.2	28.0	—	32.3
	278.2	396.1	179.9	113.2

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Significant terms and conditions

Credit sales are generally on 30 day terms from date of statement.

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 7. Current Assets — Inventories				
Raw materials				
At cost	114.0	137.1	—	—
Provision for diminution	(1.5)	(2.9)	—	—
	112.5	134.2	—	—
Work in progress, at cost	10.5	16.1	—	—
Finished goods				
At cost	124.2	145.4	—	—
Provision for diminution	(3.4)	(2.3)	—	—
	120.8	143.1	—	—
Other inventory	10.4	8.5	—	—
	254.2	301.9	—	—
Note 8. Current Assets — Other				
Short-term deposits				
Cash equivalents	277.4	31.3	—	—
Other	2.2	1.0	—	—
Prepayments	15.0	17.2	—	—
Land and buildings identified for sale, at cost	6.3	1.4	—	—
Other	12.8	18.4	—	—
	313.7	69.3	—	—
Note 9. Non-Current Assets — Receivables				
Amounts owing by controlled entities (Note 34)	—	—	88.6	341.8
Other debtors	49.1	50.4	8.9	8.0
Provision for doubtful other debtors	(36.5)	(36.6)	—	—
	12.6	13.8	97.5	349.8

Included in other debtors is an amount of $35.3 million which represents vendor finance to Bartter Pty Ltd, provided on the sale of the Poultry operations on 23 August 1999. The vendor finance is an interest bearing debt repayable five and a half years after the date of the sale. This amount has been fully provided against.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $ Millions	2001 $ Millions	2002 $ Millions	2001 $ Millions
Note 10. Non-Current Assets — Other Financial Assets				
Shares in controlled entities, at cost (Note 37)	—	—	1,173.0	1,234.0
Shares in associates — at equity accounted value (Note 36)	3.9	—	—	—
Shares in other corporations — not listed				
At cost	2.4	7.9	—	—
	6.3	7.9	1,173.0	1,234.0
Note 11. Non-Current Assets — Property, Plant and Equipment				
Freehold land and buildings				
At cost	355.4	429.2	—	—
Accumulated depreciation	(37.6)	(33.8)	—	—
Buildings under construction, at cost	3.9	10.2	—	—
	321.7	405.6	—	—
Leasehold land and buildings				
At cost	19.8	20.8	—	—
Accumulated amortisation	(3.1)	(2.8)	—	—
	16.7	18.0	—	—
Plant and equipment				
At cost	1,149.5	1,328.3	—	—
Accumulated depreciation	(718.1)	(765.2)	—	—
Plant and equipment under lease, at cost	0.5	0.6	—	—
Accumulated amortisation	(0.3)	(0.4)	—	—
Plant and equipment under construction, at cost	91.7	88.3	—	—
	523.3	651.6	—	—
Summary				
Property, plant and equipment, at cost	1,524.7	1,778.3	—	—
Under construction, at cost	95.6	98.5	—	—
Leased assets, at cost	0.5	0.6	—	—
Accumulated depreciation and amortisation	(759.1)	(802.2)	—	—
	861.7	1,075.2	—	—

Freehold and leasehold land and buildings are carried at the lower of cost or recoverable amount. Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Independent assessments of the market values, on an existing use basis where appropriate, of freehold and relevant leasehold land and buildings were undertaken in the prior period. The independent valuations were carried out during September and October 2000 by Jones Lang LaSalle. At the time of valuation, the total value attributed to assets included in the valuation was $410.4 million.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold land and buildings $M	Buildings under construction $M	Leasehold improvements $M	Plant and equipment $M	Leased plant and equipment $M	In course of construction $M	Total $M
Consolidated 2002							
Carrying amount at start of the period	395.4	10.2	18.0	563.1	0.2	88.3	1,075.2
Additions	7.2	2.9	0.3	36.6	—	53.0	100.0
Disposals	(9.5)	—	—	(12.6)	—	(6.2)	(28.3)
Disposals through sale of entities	(62.5)	—	—	(81.4)	—	(3.0)	(146.9)
Depreciation/amortisation expense	(11.6)	—	(0.7)	(96.0)	—	—	(108.3)
Recoverable amount write down	(2.4)	—	—	(22.8)	—	(1.2)	(26.4)
Transfers	(0.1)	(9.2)	—	42.8	—	(39.8)	(6.3)*
Other	1.3	—	(0.9)	1.7	—	0.6	2.7
Carrying amount at end of period	317.8	3.9	16.7	431.4	0.2	91.7	861.7

* Includes transfers to land and buildings identified for resale (refer Note 8).

	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Note 12. Non-Current Assets — Intangibles				
Goodwill — at cost	385.3	430.3	—	—
Accumulated amortisation	(121.8)	(122.6)	—	—
	263.5	307.7	—	—
Goodwill	74.0	74.0	—	—
Recoverable amount write down	(36.6)	(14.1)	—	—
Goodwill — at recoverable amount	37.4	59.9	—	—
Brand names, patents and trademarks, at cost	267.2	264.9	—	—
Accumulated amortisation	(47.3)	(38.5)	—	—
	219.9	226.4	—	—
	520.8	594.0	—	—
Note 13. Non-Current Assets — Other				
Expenditure carried forward	4.3	5.3	—	—
Note 14. Current Liabilities — Payables				
Trade creditors	376.8	337.6	4.5	0.4

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Significant terms and conditions

Trade creditors are generally settled within 30 days.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 15. Current Liabilities — Interest Bearing Liabilities				
Secured				
Lease liabilities	—	0.1	—	—
	—	0.1	—	—
Unsecured				
Bank overdraft	1.8	0.6	—	—
Bank loans	174.9	56.5	—	—
	176.7	57.1	—	—
	176.7	57.2	—	—

Secured liabilities are principally secured by way of mortgages over leased assets.

Refer to Note 18(a) for details regarding classification of debt.

	Consolidated 2002 $M	Consolidated 2001 $M	Parent Entity 2002 $M	Parent Entity 2001 $M
Note 16. Current Liabilities — Provisions				
Dividends	49.3	51.6	49.0	51.2
Employee entitlements	57.9	68.7	—	—
Other (primarily rationalisation and restructuring)	82.5	105.6	—	—
	189.7	225.9	49.0	51.2
Note 17. Non-Current Liabilities — Payables				
Other liabilities	0.7	0.6	—	—
Note 18. Non-Current Liabilities — Interest Bearing Liabilities				
Unsecured				
Bank loans	65.0	331.3	—	—
Other loans	353.7	395.5	—	—
Bills of exchange and promissory notes	—	35.8	—	—
Amounts owing to controlled entities (Note 34)			169.5	450.4
	418.7	762.6	169.5	450.4

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
(a) Current bank loans and borrowings are classified as non-current to the extent that unused non-current committed facilities are available to the economic entity.				
The total of non-current bank loans and other borrowings analysed as to maturity dates is as follows:				
Due later than:				
One year and not later than two	65.0	79.9	—	—
Two years and not later than five	70.7	287.7	—	—
Five years or more	283.0	395.0	—	—
	418.7	762.6	—	—

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 19. Non-Current Liabilities — Provisions				
Employee entitlements	32.5	36.2	—	—
Other	25.1	13.4	—	—
	57.6	49.6	—	—
Employee entitlement liabilities				
Current (Note 16)	57.9	68.7	—	—
Non-current (above)	32.5	36.2	—	—
Aggregate employee entitlement liabilities	90.4	104.9	—	—

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 20. Contributed Equity				
Paid up capital				
1,224,770,703(2001 — 1,281,600,146)				
Ordinary shares, fully paid	1,065,827	1,152,028	1,065,827	1,152,028

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

Particulars of movements in issued Ordinary shares during the year

		Number Shares issued	Issue price $	$000
2002				
1.07.01	Opening balance	1,281,600,146		1,152,028
5.10.01	Dividend Reinvestment Plan — Final Dividend	2,940,083	1.27	3,740
12.4.02	Dividend Reinvestment Plan — Interim Dividend	1,637,316	1.49	2,450
Various	Shares bought back during the year	(62,106,842)	*	(93,497)
26.6.02	Options exercised	700,000	1.58	1,106
30.6.02	**Closing balance**	1,224,770,703		1,065,827

On the 27 November 2001, the Company commenced its on market program to buy back $100 million in shares. 62,106,842 shares have been bought back and cancelled in the period to 30 June 2002. This represents 5.1 per cent of total shares outstanding at 30 June 2002. The cost of acquisition being $93.5 million. On 21 June 2002 the buy back was extended to $200 million in shares.

---

* Prices at which shares were bought back ranged from $1.30 to $1.69. The average buy back price was $1.50.

		Number Shares issued	Issue price $	$000
2001				
1.07.00	Opening balance	1,276,368,958		1,146,257
6.10.00	Dividend Reinvestment Plan — Final Dividend	2,690,010	1.15	3,094
4.12.00	Issue of shares to D.L.G. Hearn	500,000	—	—
12.4.01	Dividend Reinvestment Plan — Interim Dividend	2,041,178	1.31	2,677
30.6.01	**Closing balance**	1,281,600,146		1,152,028

Particulars of options

	Consolidated	
	2002	2001
On issue at the end of the period(1)	30,931,400	33,967,000
Options exercised	700,000	—
Options lapsed(2)	7,335,600	4,193,000
Options granted		
— Employee Share Option Plan	—	1,950,000
— Shareholder approval(3)	5,000,000	—

---

(1) Each option is convertible into one fully paid Ordinary share in the capital of the parent entity upon exercise.

(2) Expired upon cessation of the holders' employment with the Company.

(3) 5,000,000 Options were issued to the Managing Director — Mr. T.P. Park on 16 November 2001. The issue was approved by shareholders at the Annual General Meeting held on the same day. The exercise price for 3,000,000 is $1.27. The exercise price for the remaining 2,000,000 is to be set on 16 November 2003. The expiry date of all 5,000,000 options is 10 years from the 2001 Annual General Meeting — namely 16 November 2011. Performance hurdles apply to all options. The right to exercise the 2,000,000 options or part

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

thereof will be determined in November 2003 after a performance review by the Board. On resignation, Mr. T.P. Park is entitled to options for which the available date has passed at the date of termination, provided performance hurdles have been met and exercise takes place within 30 days of termination.

The market price at issue date for options issued during the year was $1.34.

Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options on issue as at 30 June 2002

(a) Options with performance hurdles yet to be achieved and whose first exercise dates have not been reached

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	First exercise date	Performance hurdles yet to be achieved: Share price hurdle $	Performance hurdles yet to be achieved: Accumulation index
	1,000,000	1.27	16.11.11	16.11.01	16.11.03	1.70	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.04	1.90	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.05	2.10	na
	1,000,000(1)	—	16.11.11	16.11.01	16.11.04	(1)	na
	1,000,000(1)	—	16.11.11	16.11.01	16.11.05	(1)	na
1	5,000,000(1)						
	800,000	1.54	31.03.09	31.03.99	31.09.02	2.04	*
	800,000	1.54	31.03.09	31.03.99	31.09.03	2.24	*
4	1,600,000						
	100,000	1.26	19.07.10	10.10.00	10.04.03	**	*
	100,000	1.26	19.07.10	10.10.00	10.04.04	1.76	*
	100,000	1.26	19.07.10	10.10.00	10.04.05	1.96	*
1	300,000						
	100,000(2)	1.11	15.03.10	15.03.00	16.09.02	**	*
	100,000(3)	1.11	15.03.10	15.03.00	—		
	100,000(3)	1.11	15.03.10	15.03.00	—		
1	300,000						
	250,000	1.23	04.09.10	10.10.00	10.04.03	**	*
	250,000	1.23	04.09.10	10.10.00	10.04.04	1.73	*
	250,000	1.23	04.09.10	10.10.00	10.04.05	1.93	*
1	750,000						
	50,000	1.26	29.01.11	29.01.01	29.07.03	**	*
	50,000	1.26	29.01.11	29.01.01	29.07.04	1.76	*
	50,000	1.26	29.01.11	29.01.01	29.07.05	1.96	*
1	150,000						

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(b) Options with performance hurdles yet to be achieved but whose first exercise dates have been reached

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	Performance hurdles yet to be achieved: Share price hurdle $	Accumulation index
1	6,000,000	1.30	31.03.04	16.11.95	**	*
1	1,000,000	1.76	04.12.06	04.12.98	2.06	*
1	1,340,000	1.47	15.11.02	14.11.97	**	*
4	650,000	1.54	31.03.09	31.03.99	1.84	*
	200,000	2.14	12.12.07	12.12.97	2.44	*
	200,000	2.14	12.12.07	12.12.97	2.64	*
	200,000	2.14	12.12.07	12.12.97	2.84	*
1	600,000					
2	1,125,000(4)	1.58	19.12.06	19.12.96	**	*
1	15,000	1.44	31.08.09	31.08.99	1.80	na

(c) Options with no remaining performance hurdles and whose first exercise dates have been reached

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date
45	2,285,000(5)	1.95	22.12.07	22.12.97
75	3,742,000(6)	2.10	22.12.08	22.12.98
4,606	4,584,400	2.39	31.03.08	31.03.98
1	1,000,000(7)	2.14	31.10.02	05.11.98
1	240,000(7)	1.76	31.10.02	14.12.98
1	250,000(7)	1.26	31.10.02	19.07.00
Total options on issue	30,931,400			

Shown as:	
Employee Share Plan options—Note 39(b)	17,591,400
Issued under Deeds approved by shareholders	13,340,000
Total options on issue	30,931,400

na: not applicable.

* Accumulation index to be achieved — refer notes following.
** Share price hurdle achieved.

Notes

General

Performance hurdles are in the form of a share price hurdle and, in many cases, the GMF growth in accumulation index outperforming the median of the growth in the accumulation indices of a basket of approximately 40 companies.

(1) Options issued to CEO (Mr. T.P. Park). The market price at the time of appointment was $1.27. The exercise price of tranches 4 and 5 will be the market price determined at 16 November 2003 and the share price hurdles will be the exercise price plus 30 cents and the exercise price plus 50 cents respectively.

(2) Options exercised subsequent to year end following passing of all hurdles.

(3) Options lapsed following termination subsequent to year end.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

(4) Includes 750,000 options which lapsed subsequent to year end.

(5) Options issued (with time hurdles) following GMF accumulation index growth for 1997 outperforming the median growth figure of a basket of approximately 40 companies. Includes 480,500 options which lapsed subsequent to year end.

(6) Options issued (with time hurdles) following GMF accumulation index growth for 1998 outperforming the median growth figure of a basket of approximately 40 companies. Includes 1,095,000 options which lapsed subsequent to year end.

(7) Options issued with time and performance hurdles. Time hurdles have been achieved and performance hurdles have fallen away due to redundancy.

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 21. Reserves And Retained Profits Composition of reserves				
General	0.3	0.3	—	—
Capital profits	2.9	2.9	—	—
Asset revaluation	5.8	5.8	1.4	1.4
Exchange fluctuation	(34.3)	(9.8)	—	—
	(25.3)	(0.8)	1.4	1.4
Material movements in reserves and retained profits				
Exchange fluctuation				
Balance at 1 July	(9.8)	(24.4)		
Movement on translation after applicable income tax	(22.9)	13.8	—	—
Transfer to retained profits on sale of business	(1.6)	0.8	—	—
Balance at end	(34.3)	(9.8)	—	—
Retained profits				
Balance at 1 July	(24.6)	150.5	37.1	10.5
Net profit attributable to members of the parent entity	162.4	(78.3)	203.2	122.6
Transfer from reserve on sale of business	1.6	(0.8)	—	—
Total available for appropriation	139.4	71.4	240.3	133.1
Dividends paid and provided (Note 23)	(93.0)	(96.0)	(93.0)	(96.0)
Balance at end	46.4	(24.6)	147.3	37.1

	Consolidated		Parent Entity	
	2002 $M	2001 $M	2002 $M	2001 $M
Note 22. Outside Equity Interests				
Outside equity interests in controlled entities comprises:				
Share capital	5.8	4.9		
Reserves	—	0.6		
Retained profits	2.7	4.6		
	8.5	10.1		
Note 23. Dividends Paid or Provided Ordinary				
Paid	44.0	44.8	44.0	44.8
Provided for	49.0	51.2	49.0	51.2
	93.0	96.0	93.0	96.0

(a) The dividend on Ordinary shares of 3.5 cents per share paid on 10 April 2002 was franked to 50 per cent. The proposed dividend of 4.0 cents (2001 — 4.0 cents) per share will be franked to 50 per cent (2001 — 50 per cent). The tax rate at which the dividends will be franked is 30 per cent. The proposed dividend is expected to be paid on 4 October 2002.

(b) There are no material franking credits available at balance date in respect of distributable reserves of the economic entity (2001 — not material).

(c) The parent entity has a balance in its Foreign Dividend Account of $76.2 million (2001 — $61.1 million). 50 per cent of the dividend declared will be paid from this account.

Note 24. Earnings Per Share (cents)

	Consolidated	
	2002	2001
Basic earnings per share after significant items	12.8	(6.0)
Diluted earnings per share after significant items	12.8	(6.0)
Basic earnings per share before significant items	10.5	9.3
Diluted earnings per share before significant items	10.5	9.3

	Consolidated	
	2002 Million	2001 Million
Weighted average number of Ordinary shares used as the denominator		
Weighted average number of Ordinary shares used as the denominator in calculating basic earnings per share	1,265.5	1,279.1
Effect of dilutive securities		
Potential Ordinary shares	1.1	0.1
Weighted average number of Ordinary shares used as the denominator in calculating diluted earnings per share	1,266.6	1,279.2

	Consolidated	
	2002 A$ Millions	2001 A$ Millions
The following represents the income data used in the calculations of basic and diluted earnings per share		
Net profit (loss) from ordinary activities attributable to members of the parent entity	162.4	(78.3)
Adjusted for outside equity interests	0.2	1.4
Earnings used in calculating basic and diluted earnings per share	162.6	(76.9)

Information concerning the classification of securities

Options

Options issued to executives are considered to be potential Ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in Note 20.

In the period between 30 June 2002 and date of signing the financial statements 12,239,701 shares have been bought back as part of the share buy back scheme.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Note 25. Directors' Remuneration				
Income paid or payable, or otherwise made available to Directors of the economic entity and the parent entity, from entities in the economic entity and related entities.				
Executive Directors	22,730	20,202	6,888	2,431
Non-executive Directors	961	861	883	796
Total	23,691	21,063	7,771	3,227

The number of Directors of the parent entity whose income including retirement accrual or redundancy payments from entities in the economic entity and related entities falls within the following bands:

$000	Parent Entity Number 2002	2001
30 - 40	—	1
70 - 80	2	1
80 - 90	1	1
100 - 110	1	—
110 - 120	1	1
120 - 130	2	—
130 - 140	—	1
140 - 150	—	1
170 - 180	1	—
200 - 210	—	1
870 - 880	—	1
1,540 - 1,550	1	—
1,550 - 1,560	—	1
2,150 - 2,160	1*	—
3,180 - 3,190	1*	—

* Including retiring and or redundancy payments.

Details of options granted to and exercised by executive Directors are set out in Note 20.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Note 26. Executives' Remuneration				
Amounts received or due and receivable by executive officers of the economic entity and the parent entity (including Directors) whose remuneration including retirement and or redundancy payments is $100,000 or more, from entities in the economic entity and related entities.				
Fixed remuneration	26,463	30,898		
Other*	21,566	4,843		
Total	48,029	35,741	—	—

* Comprises retirement, redundancy, retention and incentives.

The number of executive officers of the economic entity (including Directors) whose income from entities in the economic entity and related entities falls within the following bands:

$000	Consolidated Number 2002	2001
100 - 110	1	4*
350 - 360	3	—

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS— (Continued)

$000	Consolidated Number 2002	2001
110 - 120	2	6
120 - 130	1	12*
130 - 140	5	5
140 - 150	4	11*
150 - 160	3	13*
160 - 170	6	9*
170 - 180	4	4*
180 - 190	4	6
190 - 200	4	3
200 - 210	2	9
210 - 220	3*	5*
220 - 230	3	5*
230 - 240	2	8
240 - 250	3*	5
250 - 260	—	2
260 - 270	—	4*
270 - 280	1	2
280 - 290	3*	6
290 - 300	6	—
300 - 310	1	2*
310 - 320	2	2
320 - 330	1	3*
330 - 340	2	—
340 - 350	2	1

$000	Consolidated Number 2002	2001
360 - 370	2	—
370 - 380	1	—
380 - 390	2	1
390 - 400	3	1
400 - 410	2	—
410 - 420	4	—
420 - 430	—	2
430 - 440	2	—
440 - 450	2*	—
450 - 460	3	—
460 - 470	3	—
470 - 480	1	—
490 - 500	2*	—
530 - 540	1	—
540 - 550	—	1*
550 - 560	2*	—
560 - 570	2*	—
620 - 630	1*	—
630 - 640	1	—
640 - 650	1	—
650 - 660	—	1*
660 - 670	—	1*
700 - 710	—	1
730 - 740	—	1